

HYPOTHEKENBANK IN ESSEN AG



02 AUG 29

Hypothekenbank in Essen AG ◇ Postfach 10 18 61 ◇ 45018 Essen

Gildehofstraße 1
45127 Essen
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Tel.: +49 (0) 2 01/81 35-0
Fax: +49 (0) 2 01/81 35-2 00

Bankverbindung:
LZB Essen 360 096 10

Commerzbank AG
BLZ 360 400 39
Konto-Nr. 1 776 475

Registered Letter / Advice of Delivery

Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
450 Fifth Street, NW
Washington D.C. 20549
United States

SUPPL

Ihr Zeichen	Ihre Nachricht	Unser Zeichen	Durchwahl	Essen
		CL	-485	20.08.02



02049634

File No. 824883 – Interim Report and Press Release as of June 30, 2002, Essen Hyp's website as of July 31, 2002 and brochure "Information creates confidence"

Dear Sir or Madam,

Please find enclosed Essen Hyp's Interim Report and Press Release as of June 30, 2002 (English and German version), as well as Essen Hyp's website as of July 31, 2002 (English version) and the brochure "Information creates confidence" (English version).

We send you this information in order to fulfill our obligations for the frequent issuer status of Hypothekenbank in Essen AG / Germany.

We would be obliged if you could confirm that you have received this information by returning the enclosed answer form to us.

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Thank you very much for your assistance.

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

dlw 9/5


HYPOTHEKENBANK IN ESSEN AG

Interim Report as of June 30, 2002

At a glance

	Jun 30, 2002 in € m	Dec 31, 2001 in € m
Balance sheet total	70,437	69,553
Subscribed capital and reserves	554	554
Profit-sharing certificates	279	279
Subordinated liabilities	296	299
Claims outstanding		
Mortgage loans	3,283	3,003
Public-sector loans	36,897	36,841
Securities issued by other borrowers	24,612	24,349
Other loans/other claims	2,509	2,703
Liabilities		
to banks	7,249	6,510
to customers	2,618	2,516
Securitized liabilities	58,999	58,980

	Jun 30, 2002 in € m	Jun 30, 2001 in € m
New lending commitments		
Mortgage loans	728	530
Public-sector loans	2,656	2,088
Securities issued by other borrowers	7,484	6,756
Profit and loss account		
Net interest income	104.1	102.6
Net interest and commission income	98.9	98.1
General operating expenses	11.2	11.3
Operating result before provision		
for possible loan losses	95.4	97.3
Provision for possible loan losses	-26.8	-23.2
Operating result	68.6	74.1

Interim Report as of June 30, 2002

Dear Business Colleagues,

The world economy seemed to regain momentum during the first months of the year 2002. The United States whose economic growth clearly exceeded market expectations in the beginning of the year, once again was the motor of global economic activity. In view of the surprisingly positive growth figures, yields for government bonds of all maturities saw a noticeable increase until the end of March – in the United States, as well as in the euro area. However, growing concern about the sustainability of the economic upturn in the United States, in conjunction with doubts about the reliability of the accounting and reporting practices of U.S. companies, led to falling stock prices in the United States, which, in turn, triggered a drop in long-term government bond yields on both sides of the Atlantic and an upward revaluation of the euro against the U.S. dollar. Another reason for the positive bond market development is the fact that bonds were considered as 'safe haven' against the background of the continuing tensions in the Middle East, the fear of new terrorist attacks and the threat of a broader military conflict in the Kashmir region.

The economic weakness that weighed on the euro area in the previous year is gradually tapering off. While net exports have been stimulating economic growth, domestic demand has maintained its remarkably low level. Despite this rather slow economic recovery in the euro area it can be forecasted as early as today that the ECB's 2 % inflation target will probably be exceeded for the third year in succession. This is above all due to the upward movement of prices in the beginning of the year, which was due to an increase in food prices caused by adverse weather conditions and to excise tax increases. However, the ECB is concerned that the exogenous price shocks seen in the past might turn into a persistent inflationary trend and has thus indicated a certain bias to hike interest rates.

Under these circumstances long-term *Pfandbrief* yields saw a mixed development. After a 5.5 % peak in the beginning of April, 10-year *Pfandbriefe* yielded 5.2 % at the end of the period under review. This figure approximately corresponds to the yield level at the beginning of the year. The yield spread against Bunds with the same maturity hovered around 25 basis points throughout the reporting period.

Public-sector lending. The total volume of new lending commitments in this segment came to € 10.1bn (€ 8.8bn) in the reporting period. This figure includes loans to public-sector borrowers and institutions governed by public law at an amount of € 2.7bn (€ 2.1bn) and securities eligible for cover totaling € 6.2bn (€ 4.5bn). In addition to this, we put securities issued by other borrowers, which are not eligible for cover, amounting to € 1.2bn (€ 2.2bn) on our books. When selecting the assets to be acquired, we placed even more importance on margins. Lending transactions that did not meet our requirements with regard to margins were not entered into or sold. This strategy is also reflected in our portfolio optimization measures. In the framework of our spread management we continuously analyze our loan portfolio on the basis of the current yields in order to see whether assets which have already been refinanced can be exchanged for loans with higher yields. This business segment accounted for approximately € 3.5bn.

Property financing. About a year ago the Board of Managing Directors decided that property financing should play a more important role than before in the bank's business policy. All decision-makers were aware of the fact that the success of this strategic reorientation would only become apparent with a certain time lag. For this reason, we are all the more pleased that we can report a 37.3 % increase in the total volume of irrevocable

new lending commitments as early as end of June 2002. The total volume of mortgage loans came to € 728m (€ 530m). € 222m (€ 0m) of this figure were granted to European borrowers outside Germany.

For the time being, we will concentrate on certain key markets when granting foreign mortgage loans. These are the United Kingdom, France, the Benelux countries, Spain and the United States. The opening of our Representative Office in London at the beginning of this year marked the end of our preparations to enter the UK property market. In the period under review we generated irrevocable new mortgage lending commitments totaling nearly € 200m in the United Kingdom. Besides our participation in loan syndicates we have started to extend foreign loans independently so that we are now preparing to act as an arranger and to form banking syndicates. However, for the time being, the total volume of these loans is still rather moderate. Apart from the fact that the lending business generates satisfactory margins we believe that this is a good opportunity to diversify our earnings by expanding our commission business in the segment of loan syndication and syndicated financing transactions.

The fact that we have successfully entered the UK property market has further encouraged us to access the U.S. property market as early as this year. As a part of our preparations, we will open a Representative Office in New York and recruit new staff for our International Property Financing Desk.

Our domestic mortgage lending business continues to be characterized by the close co-operation with our parent company, the Commerzbank AG. The volume of new loans, including those generated via the Commerzbank, came to € 506m on the reporting date. At 91 %, the vast majority of these loans was granted in the West German Federal States. Commercial properties accounted for € 157m of this figure. Even though

there is a certain tendency to give up retail lending, we do not plan to abandon this business segment, which accounted for loans totaling € 349m in the period under review. Due to the cost-effective outsourcing of the loan processing and administration we believe that the risk/return ratio is acceptable.
In view of the loan transactions which are currently being processed and which we expect to conclude we are confident that we will be able to meet our target for this segment, which is a total loan volume of around € 1.5bn for the year as a whole.

Funding and balance sheet total. In order to refinance our lending activities, bonds totaling € 12.9bn (€ 14.8bn) were placed on the capital markets. Of this figure, *Pfandbriefe* accounted for € 6.4bn (€ 5.1bn), including Jumbo and Global *Pfandbriefe* totaling € 3.0bn (€ 5.0bn). The other bonds and notes issued came to € 6.5bn (€ 9.7bn).
These figures include short-term funds (with a maturity of not more than one year) amounting to € 5.8bn (€ 5.3bn), which were placed as a revolving credit by means of our Commercial Paper Program. The program utilization came to nearly € 1.9bn (€ 2.0bn) on the reporting date.
The balance sheet total as of June 30, 2002 stood at € 70.4bn, which is a slight increase compared to year-end 2001 (€ 69.6bn).

Profit and loss account. At € 98.9m, net interest and commission income slightly exceeded the previous year's figure (€ 98.1m). General operating expenses remained nearly unchanged and came to € 11.2m (€ 11.3m). In the framework of our business planning we increased our provision for possible loan losses by € 3.6m to € 26.8m (€ 23.2m). The balance of other operating income and expenses came to € 7.7m, which is a clear reduction compared to the previous year (€ 10.5m). Having said this, however, it has to be taken into account that the previous year's

figure was above all due to non-recurring effects from the disposal of participating interests. Our operating result as of June 30, 2002 thus came to € 68.6m (€ 74.1m).

Ratings. Our annual review meetings with the international rating agencies took place during the second quarter of 2002. In view of the difficult rating environment for German banks we attach particular importance to the fact that Standard & Poor's, FITCH Ratings and Moody's confirmed our long-term (A-/A/A2) and short-term (A2/F1/P-1) counterparty ratings, as well as the ratings for our public-sector *Pfandbriefe* (AAA/AAA/Aa1). As a part of our transparency policy the ratings and rating reports can be retrieved from our website www.essenhyp.com to the extent that they have been published by the rating agencies.

Future prospects. Given that the global political and economic developments and their impact on the international money and capital markets in the coming months cannot be foreseen, we assume that the business environment will remain difficult. However, in view of the promising development of our property financing business we are confident that we can put our ambitious plans with regard to new lending commitments and earnings into practice. We continue to expect a satisfactory business result for the year 2002, which, however, is likely to stay below the excellent result achieved in 2001.

Essen, July 2002

The Board of Managing Directors

Figures from the balance sheet

	Jun 30, 2002 in € m	Dec 31, 2001 in € m
Claims on banks	15,384.5	15,462.3
a) mortgage loans	2.1	2.1
b) public-sector loans	12,896.2	12,771.1
c) other claims	2,486.2	2,689.1
Claims on customers	27,304.1	27,084.4
a) mortgage loans	3,281.0	3,000.5
b) public-sector loans	24,000.5	24,070.3
c) other claims	22.6	13.6
Bonds and other fixed income securities	25,806.5	25,072.2
a) bonds and notes	24,611.8	24,349.4
b) bonds and notes issued by Hypothekenbank in Essen AG	1,194.7	722.8
Liabilities to banks	7,249.3	6,509.9
a) registered mortgage *Pfandbriefe* issued	67.6	68.4
b) registered public-sector *Pfandbriefe* issued	382.4	364.6
c) other liabilities	6,799.3	6,076.9
Liabilities to customers	2,618.3	2,516.4
a) registered mortgage *Pfandbriefe* issued	668.3	617.6
b) registered public-sector *Pfandbriefe* issued	1,483.0	1,535.4
c) other liabilities	467.0	363.4
Securitized liabilities	58,999.1	58,980.2
a) mortgage *Pfandbriefe* issued	866.6	619.5
b) public-sector *Pfandbriefe* issued	52,562.3	52,619.1
c) other bonds and notes	5,570.2	5,741.6
Subordinated liabilities	295.9	298.5
Profit-sharing certificates	278.6	278.6
Capital and reserves	553.9	553.9
a) subscribed capital	201.3	201.3
b) capital reserve	352.6	352.6
Balance sheet total	**70,436.9**	**69,553.1**

Figures from the profit and loss account

	Jan 1 – Jun 30, 2002 in € m	Jan 1 – Jun 30, 2001 in € m	Change in %
Interest income from lending and money market transactions, fixed income securities and government inscribed debt	1,565.1	1,526.7	2.5
Current income from shares and other variable-yield securities, participating interests, trade investments and holdings in affiliated companies	26.2	13.5	94.1
Interest paid	1,487.2	1,437.6	3.5
Net interest income	104.1	102.6	1.5
Commission received	0.3	0.1	0.0
Commission paid	5.5	4.6	19.6
Net commission income	*-5.2*	*-4.5*	*15.6*
Net interest and commission income	98.9	98.1	0.8
Wages and salaries	4.7	4.3	9.3
Compulsory social security contributions	0.7	0.8	-12.5
Other administrative expenses, including depreciation on tangible assets	5.8	6.2	-6.5
General operating expenses	*11.2*	*11.3*	*-0.9*
Balance of other operating income and expenses	7.7	10.5	-26.7
Operating result before provision for possible loan losses	95.4	97.3	-2.0
Provision for possible loan losses	-26.8	-23.2	15.5
Operating result	**68.6**	**74.1**	**-7.4**

Average number of staff	134	131	
including:			
part-time staff and trainees	13	15	

Branches and Offices

Head Office

Essen
Gildehofstrasse 1
D-45127 Essen
PO Box 10 18 61
D-45018 Essen
Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury: +49 2 01 81 35-3 99
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Registered under
HRB (Register of Companies)
Essen No. 7083

Lending Offices

Berlin
Bundesallee 28
D-10717 Berlin
Tel.: +49 30 86 21-3 95

Frankfurt
Westendstr. 19
D-60325 Frankfurt/M.
Tel.: +49 69 17 20 65

Hamburg
Fleethof – Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49 40 37 64 47 50
Fax: +49 40 37 64 46 27

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Representative Offices

Brussels
Rue de l'Amazone 2
B-1050 Bruxelles
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

Leipzig
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1/-3
Fax: +49 3 41 9 60 61 40

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: +44 20 76 38 09 52
Fax: +44 20 76 38 09 53

Liaison Offices

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 2 12 7 03-41 10
Fax: +1 2 12 7 03-41 01

Tokyo
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi
Chiyoda-Ku
Tokyo 100-0005
Tel.: +81 3 52 93 93 35
Fax: +81 3 52 93 90 29

Chairman of the Supervisory Board

Dr. Axel Frhr. v. Ruedorffer

Member of the Board
of Managing Directors,
Commerzbank AG

Board of Managing Directors

Hubert Schulte-Kemper

Chairman

Michael Fröhner

Harald Pohl


HYPOTHEKENBANK IN ESSEN AG

Zwischenbericht zum 30.6.2002

Auf einen Blick

	30.6.2002 Mio. €	31.12.2001 Mio. €
Bilanzsumme	70.437	69.553
eingezahltes Kapital und Rücklagen	554	554
Genussrechte	279	279
Nachrangige Verbindlichkeiten	296	299
Forderungen		
Hypothekendarlehen	3.283	3.003
Kommunalkredite	36.897	36.841
fremde Wertpapiere	24.612	24.349
andere Forderungen	2.509	2.703
Verbindlichkeiten		
gegenüber Kreditinstituten	7.249	6.510
gegenüber Kunden	2.618	2.516
Verbriefte Verbindlichkeiten	58.999	58.980

	30.6.2002 Mio. €	30.6.2001 Mio. €
Neugeschäft		
Hypothekendarlehen	728	530
Kommunalkredite	2.656	2.088
fremde Wertpapiere	7.484	6.756
Gewinn- und Verlustrechnung		
Zinsüberschuss	104,1	102,6
Zins- und Provisionsüberschuss	98,9	98,1
Verwaltungsaufwendungen	11,2	11,3
Betriebsergebnis vor Risikovorsorge	95,4	97,3
Risikovorsorge	-26,8	23,2
Betriebsergebnis	68,6	74,1

Zwischenbericht zum 30.6.2002

Sehr geehrte Geschäftsfreunde,

die Weltwirtschaft befand sich in den ersten Monaten des ersten Halbjahres dieses Jahres vermeintlich wieder auf Wachstumskurs. Hierbei haben sich die Vereinigten Staaten, deren Wachstum die Markterwartungen zu Jahresanfang bei Weitem übertraf, einmal mehr als Konjunkturlokomotive der Weltwirtschaft erwiesen. Angesichts dieser positiven Wachstumsüberraschung stiegen die Renditen von Staatsanleihen in den Vereinigten Staaten und im Euro-Währungsgebiet über das gesamte Laufzeitenspektrum bis Ende März merklich an. Danach führten jedoch aufkommende Bedenken über die Nachhaltigkeit des US-Konjunkturaufschwunges in Verbindung mit Zweifeln an der Aussagekraft der US-Unternehmensberichterstattung zu Kursverlusten am US-Aktienmarkt, welche diesseits und jenseits des Atlantiks fallende Renditen lang laufender Staatsanleihen sowie eine Aufwertung des Euro gegenüber dem US-Dollar nach sich zogen. Darüber hinaus wurde aufgrund der anhaltenden Spannungen im Nahen Osten, der Sorge vor erneuten Terror-Anschlägen sowie der Gefahr einer militärischen Auseinandersetzung infolge des Kaschmirkonfliktes die Kursentwicklung an den Anleihemärkten von „Safe-haven-Käufen" beflügelt.

Im Euro-Währungsgebiet ist die konjunkturelle Schwäche des Vorjahres allmählich abgeklungen. Wachstumsimpulse gingen von der Ausweitung des Außenbeitrages aus. Die Entwicklung der Inlandsnachfrage blieb hingegen ausgesprochen schwach. Trotz dieser zögerlichen Konjunkturerholung im Euro-Währungsgebiet ist schon jetzt absehbar, dass die Inflationsrate im Jahresdurchschnitt 2002 die obere Zielmarke der EZB von 2 % wahrscheinlich zum dritten Mal in Folge nicht unterschreiten wird. Diese erneute Zielverfehlung ist zwar zu großen Teilen auf den Preisanstieg am Jahresanfang zurückzuführen, welcher primär durch die witterungsbedingte Verteuerung von Lebensmitteln und die Anhebung von Verbrauchssteuern hervorgerufen wurde. Gleichwohl hat die EZB aus Sorge, dass sich die vielfältigen exogenen Teuerungsschübe in der Vergangenheit zu einem

dauerhaften Preisauftrieb verfestigen könnten, eine Zinserhöhungsneigung angedeutet.
In diesem Umfeld zeigte die Renditeentwicklung lang laufender Pfandbriefe einen uneinheitlichen Verlauf. Am Ende des Berichtszeitraums rentierten zehnjährige Pfandbriefe mit 5,2 % etwa auf dem Niveau vom Jahresanfang, nach Höchstständen von gut 5,5 % Anfang April. Der Renditevorsprung zu Bundesanleihen mit kongruenter Laufzeit schwankte im Berichtszeitraum in engem Abstand um die Marke von 25 Basispunkten.

Geschäftsfeld Staatskredit. Im ersten Halbjahr des Berichtsjahres erreichten die Neuzusagen im Staatskreditgeschäft ein Volumen von insgesamt € 10,1 Mrd. (€ 8,8 Mrd.). Hierin enthalten sind Darlehen an öffentliche und öffentlich-rechtliche Adressen über € 2,7 Mrd. (€ 2,1 Mrd.) sowie deckungsfähige Wertpapiere in Höhe von € 6,2 Mrd. (€ 4,5 Mrd.). Nicht deckungsfähige fremde Wertpapiere haben wir mit einem Volumen von € 1,2 Mrd. (€ 2,2 Mrd.) gekauft. Die Assets wurden noch deutlicher als bisher unter Margen-Gesichtspunkten ausgewählt. Kreditgeschäft, das unseren Ertragsanforderungen nicht genügte, wurde nicht abgeschlossen bzw. verkauft. Daraus leiten sich auch unsere Maßnahmen zur Bestandsoptimierung ab.
Im Rahmen unseres Spread-Managements wird der Kreditbestand laufend unter Berücksichtigung aktueller Renditen auf den Tausch von bereits refinanzierten Aktivseiten gegen besser rentierliches Kreditgeschäft untersucht. Auf dieses Segment entfiel ein Volumen von rd. € 3,5 Mrd.

Geschäftsfeld Immobilienfinanzierungen. Der Vorstand hat vor gut einem Jahr beschlossen, den Schwerpunkt der geschäftspolitischen Ausrichtung der Bank stärker als bisher auf das Geschäftsfeld Immobilienfinanzierung zu legen. Dass der Erfolg dieser Neuausrichtung erst mit einem gewissen Timelag realisiert werden kann, war allen Entscheidungsträgern klar. Aus diesem Grund erfreut es uns, bereits

Ende Juni 2002 ein um 37,3 % gesteigertes Volumen an verbindlich herausgelegten Kreditzusagen veröffentlichen zu können. Insgesamt wurde ein Kreditvolumen von € 728 Mio. (€ 530 Mio.), davon € 222 Mio. (€ 0 Mio.) im europäischen Ausland, zugesagt.

Im Auslandsgeschäft werden wir uns vorerst auf wenige Zielmärkte, wie Großbritannien, Frankreich, die BeNeLux-Staaten, Spanien und USA beschränken. Mit Eröffnung unserer Repräsentanz in London zu Beginn des Jahres wurden die Vorbereitungen auf den UK-Immobilienmarkt abgeschlossen. Hier haben wir im ersten Halbjahr knapp € 200 Mio. Immobilienkredite verbindlich abgeschlossen. Neben Beteiligungen an Konsortialkrediten haben wir auch erstmals Darlehen selbst akquiriert und werden nun unsererseits – derzeit noch in einem bescheidenen Ausmaß – Kredite syndizieren. Neben den auskömmlichen Margen aus dem Kreditgeschäft sehen wir darin gute Chancen, zum Zwecke der Ertragsdiversifikation das Provisionsgeschäft im Rahmen von Syndizierungen bzw. Konsortialfinanzierungen auszubauen.

Der erfolgreiche Einstieg in den Immobilienmarkt Großbritanniens bestärkt uns in unserem Vorhaben, noch in diesem Jahr das Immobilienfinanzierungsgeschäft in den USA aufzunehmen – begleitend mit der Eröffnung einer Repräsentanz in New York. In diesem Zusammenhang werden wir unseren Credit-Desk personell weiter verstärken.

Das inländische Hypothekenneugeschäft ist nach wie vor durch die enge Kooperation mit unserer Muttergesellschaft, der Commerzbank AG, geprägt. Einschließlich ihrer Zuführungen beliefen sich die Neuausleihungen per Stichtag auf € 506 Mio. Dabei lag der Schwerpunkt mit 91 % in den alten Bundesländern. Der Anteil der gewerblichen Finanzierungen betrug € 157 Mio. Entgegen dem teilweise zu beobachtenden Trend werden wir uns aus dem Segment des Hypothekengeschäfts mit Einmalbauherren, das € 349 Mio. ausmachte, nicht zurückziehen. Wir sehen hier auf Basis der ausgegliederten

kostengünstigen Bearbeitung und Verwaltung der Darlehen akzeptable Ertrags- und Risikorelationen.
Aufgrund des noch zur Bearbeitung vorliegenden und erwarteten Kreditgeschäftes sind wir zuversichtlich, unsere Neugeschäftsplanung in diesem Segment in Höhe von ca. € 1,5 Mrd. bis zum Jahresende realisieren zu können.

Refinanzierung und Bilanzsumme. Zur Refinanzierung unseres Aktivgeschäfts wurden insgesamt € 12,9 Mrd. (€ 14,8 Mrd.) Schuldverschreibungen am Kapitalmarkt abgesetzt, darunter Pfandbriefe mit einem Volumen von € 6,4 Mrd. (€ 5,1 Mrd.). Jumbo- und Global Pfandbriefe hatten hieran einen Anteil von € 3,0 Mrd. (€ 5,0 Mrd.). Sonstige Schuldverschreibungen erreichten ein Emissionsvolumen von € 6,5 Mrd. (€ 9,7 Mrd.).
Darin enthalten sind Refinanzierungsmittel im kurzfristigen Laufzeitbereich bis zu einem Jahr in Höhe von € 5,8 Mrd. (€ 5,3 Mrd.), die wir über unser Commercial Paper Program revolvierend aufgenommen haben. Zum Stichtag betrug die Ausnutzung des Programms annähernd € 1,9 Mrd. (€ 2,0 Mrd.).
Die Bilanzsumme lag mit € 70,4 Mrd. leicht über dem Wert zum Vorjahresultimo mit € 69,6 Mrd.

Gewinn- und Verlustrechnung. Auch der Zins- und Provisionsüberschuss bewegte sich mit € 98,9 Mio. etwas oberhalb des Vorjahresniveaus (€ 98,1 Mio.). Die Verwaltungsaufwendungen konnten wir mit € 11,2 Mio. (€ 11,3 Mio.) halten. Die Risikovorsorge haben wir im Rahmen unser Ertragsplanung vorsorglich um € 3,6 Mio. auf € 26,8 Mio. (€ 23,2 Mio.) erhöht. Der Saldo der sonstigen betrieblichen Aufwendungen und Erträge in Höhe von € 7,7 Mio. (€ 10,5 Mio.) hat sich deutlich reduziert. Hierbei ist allerdings zu berücksichtigen, dass der hohe Vorjahreswert wesentlich durch einen Einmaleffekt aus der Veräußerung von Bankbeteiligungen beeinflusst

war. Wir können somit zum Ende des zweiten Quartals ein Betriebsergebnis in Höhe von € 68,6 Mio. (€ 74,1 Mio.) ausweisen.

Rating. Im zweiten Quartal des Berichtsjahres fanden unsere jährlichen Review Meetings mit den internationalen Ratingagenturen statt. In Ansehung des doch schwierigen Ratingumfelds für deutsche Banken schätzen wir die Ratingbestätigungen von Standard & Poor's, FITCH Ratings und Moody's für unser langfristiges (A-/A/A2) und kurzfristiges Institutsrating (A2/F1/P-1) sowie für unsere öffentlichen Pfandbriefe (AAA/AAA/Aa1) hoch ein. Unserem Verständnis von Transparenz entsprechend sind die Ratings und die Ratingberichte – soweit von den Agenturen schon veröffentlicht – unter www.essenhyp.com abrufbar.

Ausblick. Wir gehen im Hinblick auf die weltweit ungewissen wirtschaftlichen und politischen Entwicklungen für das Jahr 2002 und deren Auswirkungen auf die Geld- und Kapitalmärkte von einem weiterhin schwierigen Umfeld für unsere Geschäftsaktivitäten aus. Gleichwohl gibt die bisher erfreuliche Entwicklung in der Immobilienfinanzierung Anlass zur Annahme, dass wir die durchaus ambitionierte Neugeschäftsplanung und damit unsere Ertragsplanung realisieren können. Wir planen unverändert mit einem zum Jahresende befriedigenden Jahresergebnis, das voraussichtlich aber unter dem sehr guten Vorjahresergebnis liegen wird.

Essen, im Juli 2002

Der Vorstand

Zahlen aus der Bilanz

	30.6.02 Mio. €	31.12.01 Mio. €	Veränderungen Mio. €	 %
Forderungen an Kreditinstitute	15.384,5	15.462,3	-77,8	-0,5
a) Hypothekendarlehen	2,1	2,1	0,0	0,0
b) Kommunalkredite	12.896,2	12.771,1	125,1	1,0
c) andere Forderungen	2.486,2	2.689,1	-202,9	-7,5
Forderungen an Kunden	27.304,1	27.084,4	219,7	0,8
a) Hypothekendarlehen	3.281,0	3.000,5	280,5	9,3
b) Kommunalkredite	24.000,5	24.070,3	-69,8	-0,3
c) andere Forderungen	22,6	13,6	9,0	66,2
Schuldverschreibungen und andere				
festverzinsliche Wertpapiere	25.806,5	25.072,2	734,3	2,9
a) Anleihen und Schuldverschreibungen	24.611,8	24.349,4	262,4	1,1
b) eigene Schuldverschreibungen	1.194,7	722,8	471,9	65,3
Verbindlichkeiten				
gegenüber Kreditinstituten	7.249,3	6.509,9	739,4	11,4
a) Hypotheken-Namenspfandbriefe	67,6	68,4	-0,8	-1,2
b) öffentliche Namenspfandbriefe	382,4	364,6	17,8	4,9
c) andere Verbindlichkeiten	6.799,3	6.076,9	722,4	11,9
Verbindlichkeiten gegenüber Kunden	2.618,3	2.516,4	101,9	4,0
a) Hypotheken-Namenspfandbriefe	668,3	617,6	50,7	8,2
b) öffentliche Namenspfandbriefe	1.483,0	1.535,4	-52,4	-3,4
c) andere Verbindlichkeiten	467,0	363,4	103,6	28,5
Verbriefte Verbindlichkeiten	58.999,1	58.980,2	18,9	0,0
a) Hypothekenpfandbriefe	866,6	619,5	247,1	39,9
b) öffentliche Pfandbriefe	52.562,3	52.619,1	-56,8	-0,1
c) sonstige Schuldverschreibungen	5.570,2	5.741,6	-171,4	-3,0
Nachrangige Verbindlichkeiten	295,9	298,5	-2,6	-0,9
Genussrechtskapital	278,6	278,6	0,0	0,0
Eigenkapital	553,9	553,9	0,0	0,0
a) gezeichnetes Kapital	201,3	201,3	0,0	0,0
b) Rücklagen	352,6	352,6	0,0	0,0
Bilanzsumme	**70.436,9**	**69.553,1**	**883,8**	**1,3**

Zahlen aus der Gewinn- und Verlustrechnung

	1.1 – 30.6.02 Mio. €	1.1 – 30.6.01 Mio. €	Veränderungen Mio. €	Veränderungen %
Zinserträge aus Kredit- und Geldmarktgeschäften, festverzinslichen Wertpapieren und Schuldbuchforderungen	1.565,1	1.526,7	38,4	2,5
Laufende Erträge aus Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen	26,2	13,5	12,7	94,1
Zinsaufwendungen	1.487,2	1.437,6	49,6	3,5
Zinsüberschuss	104,1	102,6	1,5	1,5
Provisionserträge	0,3	0,1	0,2	0,0
Provisionsaufwendungen	5,5	4,6	0,9	19,6
Provisionsergebnis	*-5,2*	*-4,5*	*-0,7*	*15,6*
Zins- und Provisionsüberschuss	98,9	98,1	0,8	0,8
Löhne und Gehälter	4,7	4,3	0,4	9,3
Soziale Abgaben	0,7	0,8	-0,1	-12,5
Andere Verwaltungsaufwendungen einschließlich Abschreibungen auf Sachanlagen	5,8	6,2	-0,4	-6,5
Verwaltungsaufwendungen	*11,2*	*11,3*	*-0,1*	*-0,9*
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	7,7	10,5	-2,8	-26,7
Betriebsergebnis vor Risikovorsorge	95,4	97,3	-1,9	-2,0
Risikovorsorge	-26,8	-23,2	-3,6	15,5
Betriebsergebnis	**68,6**	**74,1**	**-5,5**	**-7,4**

	1.1 – 30.6.02	1.1 – 30.6.01		
Durchschnittszahl der Beschäftigten	134	131		
darunter: Teilzeitbeschäftigte und Auszubildende	13	15		

Geschäftsstellen, Repräsentanzen und Verbindungsbüros

Zentrale

Essen
Gildehofstr. 1 • 45127 Essen
Postfach 10 18 61 • 45018 Essen
Tel.: 02 01 / 81 35-0
Fax: 02 01 / 81 35-2 00
Fax Börse: 02 01 / 81 35-3 99
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com

Eingetragen unter HRB Essen Nr. 7083

Geschäftsstellen

Berlin
Bundesallee 28 • 10717 Berlin
Tel.: 0 30 / 86 21 3 95

Frankfurt
Westendstr. 19 • 60325 Frankfurt
Tel.: 0 69 / 17 20 65

Hamburg
Fleethof – Stadthausbrücke 3
20355 Hamburg
Tel.: 0 40 / 37 64 47 50
Fax: 0 40 / 37 64 46 27

München
Romanstr. 43 • 80639 München
Tel.: 0 89 / 29 16 17 52
Fax: 0 89 / 29 16 17 54

Repräsentanzen

Brüssel
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: 00 32 / 2 / 5 34 95 95
Fax: 00 32 / 2 / 5 34 96 96

Leipzig
Georgiring 1-3 • 04103 Leipzig
Tel.: 03 41 / 96 17 36 1 / 3
Fax: 03 41 / 9 60 61 40

London
Commerzbank House
23 Austin Friars • London EC2N 2NB
Great Britain
Tel.: 00 44 / 20 76 38 09 52
Fax: 00 44 / 20 76 38 09 53

Verbindungsbüros

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: 0 01 / 212 / 7 03-41 10
Fax: 0 01 / 212 / 7 03-41 01

Tokio
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi
Chiyoda-Ku • Tokyo 100-0005
Tel.: 00 81 / 3 / 52 93-93 35
Fax: 00 81 / 3 / 52 93-90 29

Vorsitzender des Aufsichtsrats

Dr. Axel Frhr. v. Ruedorffer
Mitglied des Vorstands
der Commerzbank AG

Vorstand

Hubert Schulte-Kemper
Vorsitzender

Michael Fröhner

Harald Pohl

Press Release

concerning the Interim Report of Hypothekenbank in Essen AG

as of June 30, 2002

Despite the difficult overall economic setting, Hypothekenbank in Essen AG is able to report a more than satisfactory business result as of June 30, 2002. According to Hubert Schulte-Kemper, Chairman of the Board of Managing Directors, the operating result came to €68.6m (€74.1m), while the balance sheet total stood at €70.4bn (€69.6bn).

"During the first months of the year 2002, the world economy, and the U.S. economy in particular, seemed to regain momentum. Against this background, yields for government bonds of all maturities saw a noticeable increase until the end of March – in the United States, as well as in the euro area," Mr. Schulte-Kemper explained. However, growing concern about the sustainability of the economic upturn in the United States, in conjunction with doubts about the reliability of the accounting and reporting practices of U.S. companies, led to a sharp fall in stock prices in the United States. According to Mr. Schulte-Kemper, this development triggered a drop in long-term government bond yields and an upward revaluation of the euro against the U.S. dollar. However, given that Essen Hyp anticipated these factors early in advance and entered into the corresponding positions, the bank was able to benefit from falling yields. The Board of Managing Directors sticks to its view that neither the Federal Reserve nor the ECB will change interest rates in the second half of this year.

Mr. Schulte-Kemper reported that Essen Hyp's public-sector lending business, i.e. the granting of loans to the public sector and the acquisition of securities issued by other borrowers, saw a slight increase compared to the same period in the previous year. The volume of new lending commitments rose from €8.8bn to €10.1bn. This figure includes loans to public-sector borrowers and institutions governed by public law at an amount of €2.7bn (€2.1bn) and securities eligible for cover totaling €6.2bn (€4.5bn). In addition to this, Essen Hyp put securities issued by other borrowers, which are not eligible for cover, amounting to €1.2bn (€2.3bn) on its books.

Mr. Schulte-Kemper added that the bank's strategic reorientation is now taking root. "About a year ago the Board of Managing Directors decided that property financing, and the financing of commercial properties outside Germany in particular, should play a more important role in the bank's business strategy, which, until then, was primarily based on the granting of public-sector loans," Mr. Schulte-Kemper reported. He pointed out that the Board of Managing Directors was aware of the fact that the positive impact of this strategic reorientation on the bank's earnings performance would only become apparent with a certain time lag. Unlike in the public-sector lending business where Essen Hyp maintains long-standing business relationships with almost all well-known national and international credit institutions, the acquisition network for the mortgage lending business has yet to be established. Against this background, Mr. Schulte-Kemper was all the more pleased to report a 37.3% increase in the total volume of irrevocable new lending commitments as early as end of June 2002. The total volume of mortgage loans came to €728m (€530m). €222m (€0m) of this figure were granted to European borrowers outside Germany. Mr. Schulte-Kemper added that Essen Hyp has, in the meantime, abandoned its original plan to acquire mortgage loan packages. "Unfortunately it has turned out that the proposed margins do not meet our requirements in most cases. And satisfactory margins are more important than volume," Mr. Schulte-Kemper explained. "We are determined to use the scope that is offered by our balance sheet for the targeted origination of profitable mortgage lending transactions."

In 2001, Essen Hyp started to prepare its foreign mortgage lending activities. When putting the necessary organizational structures into place, the bank focused on certain key markets, i.e. the United Kingdom, France, the Benelux countries and certain U.S. property markets. "The opening of our Representative Office in London at the beginning of this year marked the end of our preparations to enter the UK property market. In the period under review we generated irrevocable new mortgage lending commitments totaling nearly €200m in the United Kingdom," Mr. Schulte-Kemper pointed out. In addition to this, the bank was able to grant its first loan in the United States shortly after June 30, 2002. In view of the successful launch of the bank's international property financing activities, which points to a realistic earnings potential for the future, the Board of Managing Directors has decided to recruit further credit specialists for the mentioned countries and to extend the bank's market observation and acquisition activities to further property markets.

Mr. Schulte-Kemper reported that domestic mortgage lending accounted for new lending commitments totaling €506m in the period under review. At 91%, the vast majority of these loans was granted in the West German Federal States. Commercial properties accounted for €157m of this figure. In this context, Mr. Schulte-Kemper emphasized that, even though there is a certain tendency to give up retail lending, Essen Hyp does not plan to abandon this business segment, which totaled €349m in the period under review. "Due to the cost-effective outsourcing of the loan processing and administration we are able to generate satisfactory margins at low credit risks," he explained.

"Despite the difficult rating environment for German banks, Essen Hyp continues to benefit from very good ratings for its public-sector *Pfandbriefe*, which have been rated AAA/AAA/Aa1 by the leading rating agencies Standard & Poor's, FITCH Ratings and Moody's," Mr. Schulte-Kemper reported. In order to refinance the bank's lending activities, bonds totaling €12.9bn (€14.8bn) were placed on the capital markets. Of this figure, *Pfandbriefe* accounted for €6.4bn (€5.1bn), including Jumbo and Global *Pfandbriefe* totaling €3.0bn (€5.0bn). The other bonds and notes issued totaled €6.5bn (€9.7bn). At a volume of €5.8bn (€5.3bn), Commercial Paper for short-term funding accounted for the majority of this figure.

The bank's net interest and commission income rose to €98.9m (€98.1m) in the reporting period. General operating expenses decreased slightly and came to €11.2m (€11.3m). "The expansion of our international property financing business will not necessarily result in higher general operating expenses as the bank will reduce costs in other areas, e.g. by outsourcing certain tasks," Mr. Schulte-Kemper emphasized.

Provision for possible loan losses was increased by €3.6m to €26.8m so that the bank's operating result as of June 30, 2002 came to €68.6m (€74.1m). "The previous year's excellent operating result is partly due to non-recurring effects from the disposal of participating interests," Mr. Schulte-Kemper reported. "As a result, the balance of other operating income and expenses decreased from €10.5m to €7.7m in the period under review."

Mr. Schulte-Kemper finally stated that, despite the fact that the global political and economic developments and their impact on the capital and money markets can hardly be foreseen, the promising development of the bank's property financing activities gives reason to believe that Essen Hyp can put its ambitious plans with regard to new lending commitments and earnings into practice. The Board of Managing Directors continues to expect a satisfactory business result for the year as a whole, which, however, is likely to stay below the excellent result achieved in 2001. Essen Hyp has taken the necessary steps to successfully close the extremely difficult financial year 2002.

Pressemitteilung

der Hypothekenbank in Essen AG zum Zwischenbericht 30. Juni 2002

In Anbetracht der schwierigen gesamtwirtschaftlichen Rahmenbedingungen konnte die Hypothekenbank in Essen AG nach den Worten ihres Vorstandsvorsitzenden Hubert Schulte-Kemper im ersten Halbjahr 2002 einen mehr als zufriedenstellenden Geschäftsverlauf aufweisen. Das Betriebsergebnis erreichte zum 30. Juni 2002 ein Volumen von € 68,6 Mio. (€ 74,1 Mio.) bei einer Bilanzsumme von € 70,4 Mrd. (€ 69,6 Mrd.).

„In den ersten Monaten des ersten Halbjahres befand sich die Weltwirtschaft vermeintlich wieder auf Wachstumskurs, insbesondere in den Vereinigten Staaten. Vor diesem Hintergrund stiegen die Renditen von Staatsanleihen in den Vereinigten Staaten und im Euro-Währungsgebiet über das gesamte Laufzeitenspektrum bis Ende März merklich an", erklärte Schulte-Kemper . Danach führten jedoch aufkommende Bedenken über die Nachhaltigkeit des US-Konjunkturaufschwungs und der Zweifel an der Aussagekraft der US-Unternehmensberichterstattung zu drastischen Kursverlusten am US-Aktienmarkt. Dies hatte nach den Worten Schulte-Kempers fallende Renditen lang laufender Staatsanleihen und eine Aufwertung des Euro gegenüber dem US-Dollar zur Folge. Die Essen Hyp hatte diese Faktoren bereits frühzeitig antizipiert und sich entsprechend positioniert, so dass sie von den fallenden Renditen profitieren konnte. Der Vorstand geht unverändert davon aus, dass weder die EZB noch die FED in diesem Jahr Zinsschritte beschließen werden.

„Im Aktivgeschäft", so Schulte-Kemper, „hat die Bank bei der Vergabe von Krediten an die öffentliche Hand und dem Ankauf von fremden Wertpapieren gegenüber dem Vorjahreszeitraum leicht zugelegt." Das Volumen konnte von € 8,8 Mrd. auf € 10,1 Mrd. gesteigert werden. Hierin enthalten sind Darlehen an öffentliche und öffentlich-rechtliche Adressen über € 2,7 Mrd. (€ 2,1 Mrd.) sowie deckungsfähige Wertpapiere in Höhe von € 6,2 Mrd. (€ 4,5 Mrd.). Nicht deckungsfähige Wertpapiere sind mit einem Volumen von € 1,2 Mrd. (€ 2,3 Mrd.) gekauft worden.

In der Immobilienfinanzierung kommt dem Vorstandsvorsitzenden gemäß der Strategiewechsel der Bank zum Ausdruck: „Der Vorstand der Bank hat vor gut einem Jahr beschlossen, den Schwerpunkt der geschäftspolitischen Ausrichtung der Bank vom fast ausschließlichen Staatskreditgeschäft weg mehr auf das Geschäftsfeld Immobilienfinanzierung, insbesondere die Finanzierung von gewerblichen Immobilien im Ausland, zu legen." Dass sich dieser Strategiewechsel erst mit einer gewissen Zeitverzögerung positiv auf die Ertragsgestaltung auswirken kann, war nach Aussage Schulte-Kempers dem Vorstand bewußt. Anders als im Staatskreditgeschäft, in dem die Bank mit fast allen namhaften nationalen und internationalen Kreditinstituten fest etablierte Geschäftsbeziehungen unterhält, müssen im Hypothekengeschäft die internationalen Akquisitionsschienen erst aufgebaut werden. Umso freut er sich, bereits Ende Juni 2002 ein um 37,3 % gesteigertes Volumen an verbindlich herausgelegten Kreditzusagen veröffentlichen zu können. Insgesamt konnte ein Volumen von € 728 Mio. (€ 530 Mio.) zugesagt werden, davon € 222 Mio. (€ 0 Mio.) im europäischen Ausland. Von der ursprünglichen Planung, Immobilienkredite im Paket zu kaufen, sei die Bank mittlerweile abgerückt. Es habe sich gezeigt, dass die offerierten Margen in den meisten Fällen leider nicht den Ertragsansprüchen der Essen Hyp genügen. „Ertrag kommt vor Volumen", so Schulte-Kemper, „unsere Freiräume in unserer Bilanz werden wir ganz gezielt für den Aufbau eines ertragreichen Hypothekengeschäftes nutzen."

In Vorbereitung auf die Aufnahme des Auslandskreditgeschäftes hat sich die Essen Hyp im letzten Jahr auf nur einige wenige Zielmärkte - sprich Großbritannien, Frankreich, die BeNeLux-Staaten und einige US-amerikanische Immobilienmärkte - konzentriert und eine entsprechende Organisation aufgebaut. „Mit Eröffnung unserer Repräsentanz in London zu Beginn des Jahres haben wir Vorbereitungen auf den UK-Immobilienmarkt abgeschlossen", erläuterte Schulte-Kemper. In diesem Markt wurden im ersten Halbjahr bereits knapp € 200 Mio. Immobilienkredite verbindlich abgeschlossen. Auch ein erster Kredit für ein Investment in den USA konnte nach dem 30. Juni 2002 schon zugesagt werden. Insgesamt ist dieser Geschäftszweig so positiv angelaufen und verspricht auch für die Zukunft ein realistisches Ertragspotenzial, dass der Vorstand be-

schlossen hat, weitere Kreditspezialisten für die genannten Zielländer einzustellen und weitere Immobilienmärkte in die Beobachtung und Akquisition einzubeziehen.

Zum inländischen Immobiliengeschäft führte Schulte-Kemper aus, dass ein Neugeschäftsvolumen von € 506 Mio. erreicht werden konnte. Der Schwerpunkt der Neuausleihungen lag dabei mit 91 % in den alten Bundesländern. Die gewerblichen Finanzierungen wiesen insgesamt ein Volumen von € 157 Mio. auf. Er betonte in diesem Zusammenhang, dass sich die Bank aus dem Segment des Hypothekengeschäftes mit Einmalbauherren im Volumen von € 349 Mio. entgegen dem allgemeinen Trend nicht zurückzieht. „Auf Grund der ausgegliederten kostengünstigen Bearbeitung und Verwaltung", fügte Schulte-Kemper hinzu, „erzielen wir gute Erträge bei niedrigen Kreditrisiken."

„Trotz des schwierigen Ratingumfelds für deutsche Banken", hob der Vorstandsvorsitzende hervor, „verfügen wir weiterhin über sehr gute Ratings unserer öffentlichen Pfandbriefe, welche die führenden Ratingagenturen Standard & Poor`s, FITCH Ratings und Moody`s mit Höchstnoten von AAA/AAA/Aa1 bewertet haben." Zur Refinanzierung des Aktivgeschäftes seien von der Bank insgesamt € 12,9 Mrd. (€ 14,8 Mrd.) Schuldverschreibungen am Kapitalmarkt abgesetzt worden, darunter Pfandbriefe mit einem Volumen von € 6,4 Mrd. (€ 5,1 Mrd.). Jumbo und Global Pfandbriefe hatten hieran einen Anteil von € 3,0 Mrd. (€ 5,0 Mrd.). Die zur kurzfristigen Refinanzierung dienenden Commercial Papers bildeten mit einem Volumen von € 5,8 Mrd. (€ 5,3 Mrd.) den größten Anteil an den sonstigen Schuldverschreibungen, die insgesamt ein Emissionsvolumen von € 6,5 Mrd. (€ 9,7 Mrd.) aufwiesen.

Der Zins- und Provisionsüberschuss konnte im ersten Halbjahr auf € 98,9 Mio. (€ 98,1 Mio.) gesteigert werden. Die Verwaltungsaufwendungen hingegen waren leicht rückläufig und beliefen sich auf € 11,2 Mio. (€ 11,3 Mio.). „Der Ausbau des internationalen Hypothekengeschäftes wird nicht zwangsläufig zu höheren Verwaltungsaufwendungen führen, da die Bank an anderen Stellen, z.B. durch Outsourcing von Bearbeitungsstufen, Kosten einsparen wird", so Schulte-Kemper.

Die Risikovorsorge der Essen Hyp dotierte mit € 26,8 Mio. um € 3,6 Mio. höher, so dass insgesamt zum 30. Juni 2002 ein Betriebsergebnis von € 68,6 Mio. (€ 74,1 Mio.) erreicht werden konnte. „Das sehr gute Betriebsergebnis des Vorjahres ist auch auf einen Einmaleffekt aus der Veräußerung von Bankbeteiligungen zurückzuführen, was wesentlichen Einfluss auf den Rückgang der sonstigen betrieblichen Erträge von € 10,5 Mio. auf € 7,7 Mio. im Berichtszeitraum hatte", erläuterte Schulte-Kemper.

Abschließend stellte er fest, dass trotz der weltweit ungewissen wirtschaftlichen und politischen Entwicklungen und deren Auswirkungen auf den Geld- und Kapitalmarkt, nicht zuletzt die erfreuliche Entwicklung in der Immobilienfinanzierung Anlass zur Annahme gibt, dass die ambitionierten Neugeschäftes- und Ertragsplanungen im Jahr 2002 erreicht werden können. Der Vorstand erwartet unverändert ein zum Jahresende befriedigenden Jahresergebnis, das voraussichtlich aber unter dem sehr guten Vorjahresergebnis liegen wird. Insgesamt hat sich die Bank gut aufgestellt, um das äußerst schwierige Geschäftsjahr 2002 gut bewältigen zu können.



HYPOTHEKENBANK IN ESSEN AG

Information creates confidence

Essen Hyp under the eye of the rating agencies

Contents

Dear Business Colleagues,

To provide detailed information about our business activities and maintain an open dialogue with our international capital market partners has always been a key element in the business strategy of Hypothekenbank in Essen AG. We wish to continue this tradition by presenting you with this brochure, which includes the latest rating reports on our bank.
The analyses of Standard & Poor's, Moody's and FitchRatings have been reprinted as facsimiles. They will provide you with an undisguised and complete insight into how the leading rating agencies assess our work.
An invitation to you to form your own view!

FitchRatings, May 2002

FitchRatings

Banks

Germany
Credit Analysis

Hypothekenbank in Essen

Ratings

Hypothekenbank in Essen
Foreign Currency

Long-term	A
Short-term	F1
Outlook	Stable
Individual	B/C
Support	3

Sovereign Risk

Foreign Long-term	AAA

Financial Data
Hypothekenbank in Essen

	12/31/2001	12/31/2000
Total Assets [USD mln]	60659.5	54666.8
Total Assets [EUR mln]	68830.3	58749.9
Equity [EUR mln]	553.9	553.8
Op. Profit [EUR mln]	107.9	98.3
Net Income [EUR mln]	72.3	66.7
Op. Profit/Assets [%]	0.17	0.17
ROE [%]	13.05	12.83
Tier 1 Ratio [%]	7.70	9.00

Analysts

Christian Scarafia, Milan
+39 02 87 90 87 212
christian.scarafia@fitchratings.com

Andrea Schulz, Frankfurt
+49 69 7680 7618
andrea.schulz@fitchratings.com

Rating Rationale

Assessment

- Hypothekenbank in Essen's (EssenHyp) ratings reflect its low credit risk profile, acceptable market risk exposure, very favourable cost structure and adequate profitability. They also take into account gradually increasing credit risk and weakening capital adequacy ratios resulting from the expansion of mortgage lending.
- The bank has shown a consistent and, by German standards, high performance in spite of its low net interest margin, and net income has grown continuously since 1994. Having focused on public sector lending, it is organised accordingly and has been able to keep costs down. It is one of the premier issuers in the Jumbo Pfandbrief market. New business on the mortgage loan side is generated through intermediaries, limiting branch and sales force expenses.
- EssenHyp has not been involved in the recent mergers among German mortgage banks and is likely to remain part of the Commerzbank group. Management does not see the formation of larger competitors as a threat to its profitability, as it intends to maintain costs at the leanest level of any mortgage bank, thus still being able to counteract any challenge these banks could present from economies of scale.
- Credit risk is moderate as its public sector lending currently carries very low risk and mortgage lending is limited. However, moves into new foreign markets on the public sector side and the expansion of mortgage lending will gradually alter the bank's credit risk profile, although they will bring better revenue diversification.
- EssenHyp is exposed to considerable structural market risk in its balance sheet as it carries out controlled gapping in order to improve profitability from public sector assets. However, Fitch considers the bank's ability to manage its exposure to interest rate risk, based on adequate systems and a set of limits, to be strong.
- Driven by growth in risk-weighted assets, EssenHyp's Tier 1 ratio continued to deteriorate during 2001 and stood at 7.7% at end 2001. Fitch Ratings considers capitalisation to be tight. The Tier 1 ratio does not take account of the bank's market risk and benefits from the 0% and 20% risk weightings of public sector assets, while its equity/assets ratio is very low (below 1%).

Support

- EssenHyp is 51% owned by Commerzbank AG, with the remaining shares held by members of the Schuppli family (Mr Schuppli is the founder of the bank). EssenHyp has no formal guarantee from Commerzbank, but benefits from a declaration of backing (Patronatserklarung). In our opinion Commerzbank would support EssenHyp should this ever be necessary.

Background

- EssenHyp is subject to the restrictions of the German Mortgage Bank Law (Hypothekenbankgesetz) but is unique among German mortgage banks in that it has concentrated on public sector lending from its inception. It has, however, started to grow its mortgage business through co-operation with Commerzbank, the acquisition of domestic and foreign mortgage portfolios from other lenders, and participation in syndicated deals.
- Predominantly operating in Germany, the bank has started to expand internationally, and this will gain momentum with the forthcoming change in the Mortgage Bank Law, which will enable mortgage banks to increase their international business, mainly in the US, Canada and Japan.

May 2002

PROFILE

- **Mortgage bank with strong track record in public sector lending**
- **Mortgage lending volumes set to grow significantly**

EssenHyp was set up in 1986, and the bank has from the outset concentrated on public sector lending, although the German regulators required it also to carry out mortgage lending in order to gain mortgage bank status. Commerzbank acquired its stake in EssenHyp in 1994, and currently holds 51% in the bank, which is consolidated into Commerzbank's group accounts. Members of the Schuppli family, the founder of the bank, hold the remaining stake in EssenHyp.

Apart from its headquarters in Essen, the bank has four domestic lending offices (Hamburg, Munich, Frankfurt and Berlin) and a representative office in Leipzig. In addition to its presence in Brussels, it opened a representative office in London in January 2002 and plans to have a presence in New York later in 2002. EssenHyp's foreign offices are staffed by only one individual, who is responsible for market surveillance and maintaining contacts with capital market partners and other syndicate banks. In April 2001, EssenHyp sold its 33.3% stake in Bankhaus Bauer AG (a small German bank specializing in public sector finance) to the Schuppli family and its 33.3% stake in the Luxembourg mortgage bank (Erste Europäische Pfandbrief- und Kommunalkreditbank) to Commerzbank. Following a strategic decision by management, the profile of EssenHyp has changed significantly since 1999.

Public sector financing remains the bank's core activity, accounting for 52.5% of total assets at end-2001. As spreads on public sector loans typically are very low, EssenHyp utilises maturity mismatch management to generate net interest revenue on these assets (see below under **"Market Risk"**).

Currently, EssenHyp's **mortgage lending** activities remain relatively limited at 4.4% of total assets at end-2001. However, the bank decided in 1999 to increase this business significantly, which should see mortgage lending treble by end-2004 from its current volume. The bank plans to achieve this goal primarily by expanding its mortgage lending activities outside Germany, focusing on the UK, France and the US through increasing participation in syndicates. EssenHyp has also entered into co-operation agreements with Commerzbank, which passes residential mortgages on to the bank. The bank's earlier plans to acquire mortgage portfolios from other banks have been downscaled as EssenHyp regarded the spreads offered on available portfolios as too low to compensate it adequately, but some growth in the bank's mortgage portfolio is still expected to be generated from the acquisition of such portfolios.

EssenHyp has not been involved in the recent merger activity between German mortgage banks, and the bank's strategy is based on it remaining an independently operating member of the Commerzbank group. Following the partial sale of Rheinische Hypothekenbank in mid-2002, EssenHyp will be the only mortgage bank majority-owned by Commerzbank. Commerzbank and EssenHyp co-operate closely in capital markets (in particular *Pfandbrief* and derivative) business and residential real estate. EssenHyp does not believe that its small size relative to the largest German mortgage banks puts it at a competitive disadvantage, as it allows the bank to remain a dynamic player in its chosen markets.

Presentation of accounts: EssenHyp publishes its accounts according to German accounting standards (HGB). Internally, it also prepares its accounts in line with IAS to facilitate consolidation with Commerzbank group accounts.

PERFORMANCE

- **Consistently strong profitability in recent years**
- **Extremely favourable cost structure with lowest cost/income ratio of all German banks**

EssenHyp has shown consistently strong profitability measured in ROE over recent years. Because it is subject to the provisions of the German Mortgage Bank Act, the bank's revenue sources are essentially limited to net interest revenue. Spreads on domestic public sector lending are very close to zero, so that in that business area the bank uses controlled gapping to generate positive margins. The extremely lean cost structure of EssenHyp enables the bank to take on loans profitably that other banks with a less favourable cost structure could not. However, its bottom line will be more exposed to any deterioration in asset quality as loan loss provisions are likely to rise in line with loan growth.

In 2001, the bank's net interest revenue increased by 9% to EUR182.6million, benefiting from falling interest rates. The net interest margin remained stable at 0.29% but was still among the lowest of any mortgage bank in Germany, reflecting EssenHyp's focus on public sector lending. As was the case in previous years, the bank's net commission income remained negative as it mainly reflects commission paid to agents acquiring new mortgage loans and

commission expenses in association with public sector lending. However, these are one-off payments for new business, which generate interest revenue throughout its life.

Costs remained under control, and EssenHyp still has the lowest cost/income ratio of all German mortgage and commercial banks at 13.15%. The bank's cost structure benefits from the "big ticket" nature of its public sector lending business requiring limited staff. Similarly, the strategy chosen for building up the mortgage business is based on a very lean cost structure, and the bank plans to maintain its strong cost/income ratio, which is fundamental to the success of its strategy. The slight increase in operating expenses in 2001 was partly caused by higher personnel costs as staff numbers grew, and by increased marketing costs.

EssenHyp does not provide a full breakdown of its risk provision charge (see ANNEX). Actual net loan loss provisions and direct write-offs for the mortgage business accounted for EUR16.6m, an increase of 8.5% over the previous year. Write-downs on the bank's securities in its liquidity reserves were higher in 2001 than in 2000. EssenHyp continued to make a contribution to hidden taxed reserves (section 340f of the HGB) in 2001.

Prospects: EssenHyp's decision to increase its mortgage business will make the bank less dependent on the use of controlled gapping for the generation of net interest revenue as it will add a stable new source of revenue to its existing business. Under the bank's current plans, around 30% of operating profit will be generated by mortgage business by 2004. The challenge will be to maintain its extremely favorable cost structure and avoid a deterioration in its asset quality, whilst at the same time entering new markets in both mortgage and public sector lending. The expansion of lending activities outside Germany is currently done cautiously with an emphasis on adequate remuneration for the risks taken, but could lead to a deterioration in the bank's risk profile. The bank's decision to reduce its maturity mismatching operations might reduce net interest revenue in the short term, but this should be offset by net interest income generated by mortgage business over the medium term. Because of the change in its business mix, profitability will become more susceptible to loan loss provision charges.

■ RISK MANAGEMENT

- **Credit risk to replace market risk gradually as mortgage lending grows**
- **Strong track record in market risk *management***

EssenHyp's risk profile (predominantly market risk) is determined by the German Mortgage Bank Act and the bank's changing business mix. The growth of mortgage lending activities is likely to lead to an increase in credit risk, but management intends to reduce market risk exposure – arising from maturity mismatches – gradually as the mortgage book is being built up.

Market Risk: EssenHyp's market risk exposure originates in the structural interest rate risk in the bank's balance sheet. EssenHyp, like other mortgage banks concentrating on public sector lending, carries out controlled gapping to improve the returns on its very low margin public sector lending. However, market risk arising from this activity is subject to strict limits and remains well controlled. In view of the introduction of IAS 39 the bank has already scaled back the use of derivative instruments to reduce the impact of potential volatility on Commerzbank's accounts. Management has set various limits for interest rate risk exposure to ensure that the market value of the bank's balance sheet remains positive. The limit system at EssenHyp is consistent with that of Commerzbank. Based on this system, management has set the following limits:

- a stop-loss limit for realised and cumulated results for the year at 10% of budgeted pre-tax profits for the current year
- an overnight limit based on the Value at Risk (VaR) of the whole bank
- an extreme scenario limit of 400% of the

	EssenHyp			Allgemeine Hypothekenbank Rheinboden [1]			Depfa		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
Net interest margin	0.29	0.29	0.34	0.38	0.48	0.63	0.37	0.37	0.53
Cost/income ratio	13.15	13.35	12.00	32.46	26.77	19.65	44.19	51.56	34.21
Operating ROE	19.48	18.91	27.03	11.18	16.93	25.88	17.97	9.28	27.87
ROA	0.11	0.12	0.13	0.00	0.16	0.21	0.25	0.12	0.38
ROE	13.05	12.83	14.58	0.01	10.60	14.94	15.80	8.18	27.87
Equity/assets	0.81	0.94	0.87	0.67	1.61	1.49	1.61	1.51	1.32

[1] AHBR - 1999 and 2000 figures for Allgemeine Hypothekenbank, 2001 figures for AHBR following merger

overnight limit, based on worst case interest rate changes for each maturity along the yield curve observed in the previous ten years
- a counterparty risk limit based on the volume of risk-weighted assets

Limit utilisation is reported daily to the bank's management board, and daily risk reports are prepared for Commerzbank. The bank's VaR is based on a 97.5% confidence level, with a one day holding period and an observation period of 255 days. Although below the parameters set by the Basle G10 committee, EssenHyp's VaR model appears to be adequate for the risks it takes and for the liquidity of the markets in which it is active. The VaR is calculated using the difference between the net present value (NPV) of the daily calculated maturity profile of fixed income assets and liabilities and the simulated NPV of the maturity profile according to certain market price changes. The bank conducts daily back testing in order to compare the calculated VaR with the actual change in the NPV. In addition the bank carries out various worst case and stress tests. At end-2001 EssenHyp had a VaR of EUR16.4m (end-2000: c.EUR19m), equivalent to a moderate 3% (3.4%) of equity, or 15% (19.3%) of pre-tax profit and the average VaR limit utilisation for the year was 79.1% during 2001, and 71.2% from January until end-April 2002.

Since the beginning of 2001 EssenHyp has also calculated the effects of a 1bp and a 100bp shift in the yield curve on the NPV of its total portfolio. This is in accordance with a requirement by the German banking regulator (BAFin) to report structural interest rate risk in this manner. EssenHyp publishes figures for the effect of a 100bp change on its web-site – the value ranged between 10.86% and 18.86% of regulatory capital between February 2001 and March 2002. Whilst this is significantly higher than at other mortgage banks, the bank has demonstrated that it has controls in place to limit the effect of adverse interest rate movements.

Credit Risk: Strong balance sheet growth since the mid-1990s has been mostly in public sector assets. These carry little credit risk, however, and EssenHyp's exposure to credit risk is derived from its mortgage lending operations.

EssenHyp's mortgage loan portfolio amounted to EUR3billion at end-2001, an increase of 32% over the previous year, illustrating the effect of the bank's decision to grow the mortgage business. At end-2001, the bank's mortgage portfolio was roughly split 2:1 between residential and commercial properties. Around 57% of residential mortgages were for owner-occupied properties. The planned expansion of mortgage business outside Germany should lead to a higher proportion of commercial mortgages on the bank's books. At end-2001, over 90% of mortgage lending was in Germany, and east Germany accounted for only 12% of total property lending. The bank's exposure to troubled housing associations in east Germany is limited. It has also been cautious in extending mortgage loans above a loan-to-value ratio of 60% - only 11.8% of mortgage loans were above this limit at end-2001, significantly below the 20% limit permitted by the German Mortgage Bank Act. Preparations for EssenHyp's expansion outside Germany began in 2000, and the bank now has experienced staff in its head office to support the new business. At end-2001, EssenHyp had c.EUR300m foreign property loans, mainly for office and administrative buildings. At present, the main target markets are the UK and France, and the bank is entering these markets mainly through participation in syndicated deals. EssenHyp regards itself as an opportunistic market participant, whose lean structure allows it to enter and exit markets at short notice without incurring large fixed costs.

The bank has developed a residential mortgage scoring model in order to deal more effectively with small loans introduced through intermediaries or Commerzbank. Since 1999 EssenHyp has also been integrated into the direct loan approval process of Commerzbank. This means that Commerzbank carries out all loan approval procedures (including credit assessment) based on the parameters set by EssenHyp. For commercial property lending, the bank has set up a list of sectors to which it lends only after a special evaluation of the project and only under certain circumstances.

The bank has no limits for its public sector lending to the Federal Republic or the German federal states. Limits for Landesbanks are based on the regulatory limits for large loans and on financial analysis of the banks' balance sheets. The bank has special limits for lending to municipalities and savings banks. Lending to public sector entities in Germany (incl. public sector banks) generally takes place in the form of *Schuldscheine*, which have some characteristics of a bond, but are classified as a loan under German accounting standards. Limits for EEA member states and other countries are set according to their external ratings and are in line with the Commerzbank group limits.

EssenHyp's public sector lending in its collateral pool (including public sector banks and bonds) amounted to EUR53bn at end-March 2002. Almost 90% was to German entities, with the largest exposures to Germany's federal states (33%) and public sector banks (30%). Exposure to the federal

government and municipalities accounted for 12% and 5% respectively of total public sector lending. German public sector lending carries minimal credit risk and there has been no known default on German public sector lending since 1949. Foreign public sector lending currently accounts for only around 10% of total public sector lending but EssenHyp plans to increase this proportion. Changes in the German Mortgage Bank Act will allow the bank to include public sector loans to the US, Canada, Switzerland and Japan in the Pfandbrief cover pool, and the legal implementation of the EU insolvency directive (expected by 2004) will remove the current 10% limit on loans in the cover pool from EU countries that currently do not acknowledge the senior status of Pfandbrief holders. EssenHyp intends to use these new business opportunities to achieve wider margins and to replace business with Landesbanks, whose debt will no longer be eligible for inclusion in the Pfandbrief cover pool once state guarantees are abolished from June 2005. Grandfathered Landesbank debt will continue to be state guaranteed and will remain eligible for inclusion in the cover pool. In preparation for these changes, the bank has extended its research capabilities for the geographic areas where it plans to operate to ensure adequate risk analysis before entering new business areas.

EssenHyp actively uses derivatives as hedging instruments, and counterparty credit risk from derivatives contracts has increased substantially in recent years. However, EssenHyp's largest credit exposures in derivatives are generally to banks with a long-term rating in the "A" to "AA" categories, and EssenHyp uses netting agreements for almost all of its derivative contracts. At end-2001 counterparty risk in that area amounted to c.EUR1.15bn. The bank does not plan to include interest rate derivatives in the Pfandbrief collateral pool.

EssenHyp has made no provisions for any public sector loans, and there have been no defaults on public sector loans in its portfolio to date. The bank experienced some problems in mortgage lending in the early 1990s, in particular in commercial property. Mortgage problem loans accounted for 6.0% of the total mortgage loan portfolio at end-2001, and provisioning appears adequate at c.33% given the strength of collateral. Performance of loans extended after 1994 continues to be strong.

■ FUNDING AND CAPITAL

- **Accessing funding from a wider range of sources**
- **Capital small in relation to the bank's size**
- **Capital adequacy ratios deteriorating as risk-weighted assets grow**

EssenHyp's lending activities are mainly funded by public sector and mortgage Pfandbriefe, accounting for c.80% of liabilities at end-2001. Public sector Pfandbriefe accounted for 97% of total Pfandbriefe issues, and the bulk is in the form of Jumbo Pfandbriefe (above EUR500m). The bank is placing Pfandbriefe increasingly with international investors in order to diversify its investor base and minimize funding costs. EssenHyp has the status of a permanent issuer for its public sector Pfandbriefe in the US, enabling the bank to sell its issues to qualified institutional buyers without a prospectus. It has set up a EUR15bn MTN programme and a EUR5bn Commercial Paper programme in order to increase the flexibility of its funding needs. The bank also has significant liquidity lines with a number of banks, in particular with Commerzbank. As a result of this and because of the liquid nature of a large proportion of the bank's assets, EssenHyp's liquidity is strong.

Following the decision to increase risk-weighted assets the bank's Tier 1 ratio has deteriorated significantly to 7.2% at end-March 2002, from 9.0% at end-2000. The bank's regulatory capital ratios benefit from the high proportion of 0% and 20% risk-weighted assets in the bank's balance sheet, while no capital has to be allocated for market risk, as this is in the banking book rather than the trading book at German mortgage banks. EssenHyp's equity/assets ratio is extremely low (0.81% at end-2001).

EssenHyp's capital was boosted in 1999 by a EUR51m injection from its shareholders. No further capital increases by the owners are planned, as in the future EssenHyp intends to retain enough earnings to finance most of its growth. In 2001, net income was fully distributed to the bank's shareholders as the bank considered existing capital sufficient for its growth plans. Fitch regards capital as tight.

BALANCE SHEET ANALYSIS	31/12/2001	31/12/2001			31/12/2000		31/12/1999		31/12/1998	
HYPOTHEKENBANK IN ESSEN	YEAR END USD m	YEAR END EUR m	AS % OF ASSETS	AVERAGE EUR m	YEAR END EUR m	AS % OF ASSETS	YEAR END EUR m	AS % OF ASSETS	YEAR END EUR m	AS % OF ASSETS
A. LOANS										
1. Loans										
(a) Mortgages	2,659.8	3,002.6	4.36	2,636.9	2,271.2	3.87	1,837.4	3.30	1,822.9	4.01
(b) Public Sector	21,321.9	24,070.3	34.97	24,019.8	23,969.4	40.80	26,741.5	48.02	24,659.1	54.31
(c) Other	12.0	13.6	0.02	22.3	30.9	0.05	30.0	0.05	12.8	0.03
2. Assets Leased	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
3. Loan Loss Reserves(MEMO)	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
TOTAL A	23,993.7	27,086.5	39.35	26,679.0	26,271.5	44.72	28,608.9	51.38	26,494.8	58.35
B. OTHER EARNING ASSETS										
1. Inter-bank										
(a) < 1 year	2,529.5	2,855.6	4.15	2,691.6	2,527.6	4.30	5,029.9	9.03	5,724.4	12.61
(b) > 1 year	11,165.5	12,604.7	18.31	12,294.7	11,984.6	20.40	9,603.5	17.25	6,368.5	14.03
2. Short-term Investments	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
3. Public Sector Securities	10,695.4	12,074.0	17.54	9,014.3	5,954.6	10.14	6,017.1	10.81	5,064.9	11.15
4. Other Investments	11,554.3	13,043.6	18.95	12,087.2	11,130.8	18.95	5,252.6	9.43	1,359.0	2.99
5. Equity Investments	1.4	1.6	0.00	9.3	16.9	0.03	16.8	0.03	6.6	0.01
TOTAL B	35,946.1	40,579.5	58.96	36,097.0	31,614.5	53.81	25,919.9	46.55	18,523.4	40.79
C. TOTAL EARNING ASSETS (A+B)	59,939.8	67,666.0	98.31	62,776.0	57,886.0	98.53	54,528.8	97.92	45,018.2	99.14
D. FIXED ASSETS	25.0	28.2	0.04	31.3	34.4	0.06	35.7	0.06	40.6	0.09
E. NON-EARNING ASSETS										
1. Cash and Due from Banks	176.9	199.7	0.29	159.4	119.1	0.20	467.8	0.84	3.6	0.01
2. Other	829.5	936.4	1.36	823.4	710.4	1.21	653.1	1.17	345.5	0.76
F. TOTAL ASSETS	**60,971.1**	**68,830.3**	**100.00**	**63,790.1**	**58,749.9**	**100.00**	**55,685.4**	**100.00**	**45,407.9**	**100.00**
G. DEPOSITS & MONEY MARKET FUNDING										
1. Demand	5.8	6.6	0.01	5.9	5.3	0.01	6.2	0.01	5.6	0.01
2. Savings	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
3. Time	316.1	356.8	0.52	237.7	118.6	0.20	110.1	0.20	110.1	0.24
4. Interbank	5,383.0	6,076.9	8.83	5,621.8	5,166.7	8.79	2,206.8	3.96	1,242.0	2.74
5. Other	0.0	0.0	0.00	5.1	10.2	0.02	n.a.	-	n.a.	-
TOTAL G	5,704.9	6,440.3	9.36	5,870.5	5,300.8	9.02	2,323.1	4.17	1,357.7	2.99
H. OTHER FUNDING										
1. Long-term Debt	53,896.2	60,843.4	88.40	56,494.1	52,144.9	88.76	52,195.4	93.73	43,096.6	94.91
2. Subordinated Debt	264.4	298.5	0.43	271.3	244.0	0.42	244.0	0.44	188.8	0.42
3. Hybrid Capital	246.8	278.6	0.40	261.9	245.2	0.42	242.8	0.44	187.1	0.41
TOTAL H	54,407.4	61,420.5	89.23	57,027.3	52,634.1	89.59	52,682.2	94.61	43,472.5	95.74
I. OTHER (Non-int. bearing)	368.1	415.6	0.60	338.4	261.2	0.44	194.4	0.35	174.7	0.38
J. LOAN LOSS RESERVES	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
K. OTHER RESERVES	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
L. EQUITY										
1. Silent Participations & Preference Shares	n.a.	n.a.	-	n.a.	n.a.	-	n.a.	-	n.a.	-
2. Common Equity	490.7	553.9	0.80	553.9	553.8	0.94	485.7	0.87	403.0	0.89
TOTAL L.	490.7	553.9	0.80	553.9	553.8	0.94	485.7	0.87	403.0	0.89
M. TOTAL LIABILITIES & EQUITY	**60,971.1**	**68,830.3**	**100.00**	**63,790.1**	**58,749.9**	**100.00**	**55,685.4**	**100.00**	**45,407.9**	**100.00**
Exchange Rate - EUR1 = DEM 1.955830			USD1 = EUR 1.1289		USD1 = EUR 1.0746		USD1 = EUR 0.9954		USD1 = DEM 1.6730	

INCOME STATEMENT ANALYSIS	31/12/2001		31/12/2000		31/12/1999		31/12/1998	
HYPOTHEKENBANK IN ESSEN	INCOME EXPENSES EUR m	AS % OF TOTAL AV EARNING ASSTS	INCOME EXPENSES EUR m	AS % OF TOTAL AV EARNING ASSTS	INCOME EXPENSES EUR m	AS % OF TOTAL AV EARNING ASSTS	INCOME EXPENSES EUR m	AS % OF TOTAL AV EARNING ASSTS
1. Interest Received	3,175.0	5.06	2,839.1	5.05	5,487.9	11.03	4,040.4	10.10
2. Interest Paid	2,992.4	4.77	2,671.5	4.75	5,315.8	10.68	3,887.7	9.72
3. NET INTEREST REVENUE	182.6	0.29	167.6	0.30	172.1	0.35	152.7	0.38
4. Net Commission Revenue	-11.8	-0.02	-6.5	-0.01	-3.6	-0.01	-2.8	-0.01
5. Other Net Operating Revenue	8.7	0.01	4.5	0.01	4.0	0.01	4.1	0.01
6. Personnel Expenses	10.7	0.02	9.7	0.02	9.3	0.02	8.0	0.02
7. Other Non-interest Expenses	12.9	0.02	12.4	0.02	11.4	0.02	8.6	0.02
8. Provisions	48.0	0.08	45.2	0.08	31.7	0.06	31.7	0.08
9. OPERATING PROFIT	107.9	0.17	98.3	0.17	120.1	0.24	105.7	0.26
10. Other - Net	0.2	0.00	0.2	0.00	n.a.	-	n.a.	-
11. PRE-TAX PROFIT	108.1	0.17	98.5	0.18	120.1	0.24	105.7	0.26
12. Taxes	35.8	0.06	31.8	0.06	55.3	0.11	52.7	0.13
13. Transfers To/(From) Equity Reserves	n.a.	-	n.a.	-	n.a.	-	n.a.	-
14. PUBLISHED NET INCOME	72.3	0.12	66.7	0.12	64.8	0.13	53.0	0.13
Memo: NET INCOME BEFORE APPROPRIATIONS (14+13)	72.3	0.12	66.7	0.12	64.8	0.13	53.0	0.13
RATIO ANALYSIS								
I. PROFITABILITY LEVEL								
1. Operating Profit/Total Assets (av.)	% 0.17		0.17		0.24		0.26	
2. Operating Profit/Equity (av.)	% 19.48		18.91		27.03		28.99	
3. Net Income/Equity (av.)	% 13.05		12.83		14.58		14.54	
4. Net Income/Total Assets (av.)	% 0.11		0.12		0.13		0.13	
5. Non-int. Expenses/Net Int. Rev. + Other Net Operating Revenue	% 13.15		13.35		12.00		10.78	
6. Net Interest Rev./Total Assets (av.)	% 0.29		0.29		0.34		0.38	
II. CAPITAL ADEQUACY (year end)								
1. Internal Capital Generation	% 0.00		12.79		7.11		7.02	
2. Equity/Total Assets	% 0.80		0.94		0.87		0.89	
3. Capital/Risks - Tier 1	% 7.70		9.00		11.80		9.60	
4. Capital/Risks - Total	% 15.30		17.90		23.60		19.10	
5. Common Equity/Assets	% 0.80		0.94		0.87		0.89	
6. Fitch Grade Capital/Assets	% 1.01		1.18		1.09		1.11	
III. LIQUIDITY (year end)								
1. Liquid Assets/Deposits & Money Mkt Funding	% 282.66		233.11		553.42		763.11	
2. Liquid Assets & Marketable Debt Securities/Deposits & Money Mkt Funding	% 621.86		593.53		1,125.54		1,353.03	
3. Loans/Deposits & Money Mkt Funding	% 420.58		495.61		1,231.50		1,951.45	
IV. ASSET QUALITY								
1.Loan Loss Provisions/Loans Net of Reserves	% n.a.		n.a.		n.a.		n.a.	
2.Loan Loss Provisions/ Pre-provs Operating Profit	% n.a.		n.a.		n.a.		n.a.	
3.Loan Loss Reserves/Loans Net of Reserves	% n.a.		n.a.		n.a.		n.a	

SPREAD SHEET ANNEX

HYPOTHEKENBANK IN ESSEN

EUR m	2001	2000	1999	1998
1. OTHER NET OPERATING REVENUE				
Other operating income	12.3	7.3	6.7	5.8
Less: Other operating expense	8.5	2.8	2.7	1.7
TOTAL	8.7	4.5	4.0	4.1
2. CONTRA ITEMS EXCLUDED FROM FOOTINGS				
TOTAL PUBLISHED ASSETS	69,553.1	58,771.1	55,905.3	45,596.5
Less:				
Own bonds	722.8	21.2	219.9	188.6
TOTAL ASSETS PER SPREAD SHEET	68,830.3	58,749.9	55,685.4	45,407.9
3. DISTRIBUTIONS DEDUCTED FROM EQUITY AND INTERNAL CAPITAL GENERATION				
Dividend	72.3	0.2	33.2	27.4
5. NET INCOME IN USD MLN AT YEAR END RATES	64.0	62.1	65.1	62.0

PROVISIONS

Line 8 on the INCOME STATEMENT ANALYSIS page of our spread sheet represents what German banks refer to as "risk provisions" ("Risikovorsorge"), which were disclosed for the first time for year-end 1993. They are a net position of three elements: the loan loss provision charge for the year (net of write-backs and recoveries); gains, losses and write-downs of securities in the "liquidity reserve" (i.e. at the lower of cost or market value) and the net transfer to or from the hidden taxed reserve for general banking risk (section 340f HGB reserve).

EXTERNAL AUDITORS

BDO Deutsche Warentreuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

MORTGAGE BANK ANNEX

EUR m	2001	2000	1999	1998
1) MORTGAGE COLLATERAL POOL				
Standard collateral				
- Mortgage loans to banks	0.0	0.0	0.0	0.0
- Mortgage loans to customers	1,488.7	1,308.0	1,203.8	1,210.6
- Other	17.5	19.8	19.8	19.8
SUB TOTAL	1,506.2	1,327.8	1,223.6	1,230.4
Supplementary collateral				
- Fixed income securities	0.0	0.0	0.0	97.1
TOTAL COLLATERAL	1,506.2	1,327.8	1,223.6	1,327.5
MORTGAGE PFANDBRIEFE	1,261.6	1,228.1	1,049.0	1,018.6
OVERCOLATERISATION (%)	19.4%	8.1%	16.6%	30.3%
Type of properties				
- Commercial Properties	383.2	332.2	386.8	467.6
- Residential Properties	1,116.2	988.8	829.9	756.0
- Other *(unfinished properties/building sites)*	6.8	6.8	6.9	6.7
TOTAL	1,506.2	1,327.8	1,223.6	1,230.4
Average loan size	0.2	0.2	0.2	0.3
Number of compulsory sales/administrations				
- Residential properties	15	16	10	8
- Commercial properties	23	22	16	16
TOTAL	38	38	26	24
2) PUBLIC SECTOR COLLATERAL POOL				
Standard collateral				
- Bank loans	12,449.9	11,588.5	12,687.5	10,956.6
- Public sector loans	23,438.5	23,316.1	25,787.1	23,583.4
- Fixed income securities	17,891.7	11,559.8	8,578.9	4,489.3
- Equalisation claims on the German government	37.9	331.2	340.7	350.1
SUB TOTAL	53,817.9	46,795.6	47,394.1	39,379.5
Supplementary collateral				
- Deposits with banks	240.0	0.0	100.0	92.0
TOTAL COLLATERAL	54,057.9	46,795.6	47,494.1	39,471.6
PUBLIC SECTOR PFANDBRIEFE	52,857.2	45,578.4	47,184.2	37,834.8
OVERCOLATERISATION (%)	2.3%	2.7%	0.7%	4.3%
Average loan size	13.4	12.3	10.6	14.3
3) DERIVATIVES				
Nominal value	134,929	96,433	97,225.2	54,480.2
- Interest rate derivatives	131,906	94,095	95,167.8	50,028.4
- Currency derivatives	3,023	2,338	2,057.4	4,451.8
Counterparty credit risk[1]	1,152.4	641.9	713.4	1,303.6

[1] Figures from 1999 onwards take into account new netting agreements

Moody's, June 2002

Moody's Investors Service
Global Credit Research

Hypothekenbank in Essen AG

June 2002

Ratings and Contacts

Category	Moody's Rating
Bank Deposits	A2/P-1
Bank Financial Strength	C
Issuer Rating	A2
Public-sector Pfandbriefe	Aa1
Mortgage Pfandbriefe -Dom Curr	Aa2
Senior Secured MTN -Dom Curr	Aa1
Senior Unsecured	A2
Subordinate -Dom Curr	A3
Bkd Commercial Paper -Dom Curr	P-1
Other Short Term -Dom Curr	P-1

Analyst	Phone
Otto Dichtl/London	44.20.7772.5454
Michael Dawson-Kropf/London	
Samuel S. Theodore/London	

Rating History — Long-term Bank Deposits


Aa2
Aa3
A1
A2
6/95
6/96
6/97
6/98
6/99
6/00
6/01
6/02

Operating Statistics

Hypothekenbank in Essen AG (UNCONSOLIDATED)

	[1]2001	2000	1999	1998	1997	Average
Net income - group share (EUR bn)	0.07	0.07	0.06	0.05	0.04	0.06
Recurring earning power[2]	0.24	0.25	0.30	0.33	0.35	0.29
Net interest margin	0.29	0.30	0.34	0.38	0.42	0.35
Cost / income ratio	17.60	14.99	13.48	11.93	15.39	14.68
Return on average assets	0.11	0.12	0.13	0.13	0.13	0.12
Return on equity (period end)	13.05	15.66	14.27	14.03	12.43	13.89
Risk provisions % preprovision income	31.80	31.76	21.06	23.35	30.98	27.79

[1] For the 12 months ended Dec. 31. [2] Preprovision income % average assets.

Balance Sheet Statistics

Hypothekenbank in Essen AG (UNCONSOLIDATED)

	[1]2001	2000	1999	1998	1997	[2]Avg/ CAGR
Total assets (EUR bn)	69.6	58.8	55.9	45.6	35.5	18.3
Total assets (USD bn)	61.6	55.3	56.1	53.2	38.7	—
Shareholders equity (EUR bn)	0.6	0.4	0.5	0.4	0.3	15.5
Average net loans % average assets	41.6	47.9	54.3	59.6	59.3	52.5
Average net loans % average deposits	—	—	—	—	—	—
Problem loans % net loans	—	—	—	—	—	—
Loan loss reserves % net loans	—	—	—	—	—	—
Tier 1 ratio (%)	7.70	9.00	11.80	9.60	8.60	9.34

[1] As of Dec. 31. [2] Compound Annual Growth Rate for total assets and equity.

Opinion

Rating Rationale

Hypothekenbank in Essen AG's (EssenHyp) debt and deposit ratings are driven by the mortgage bank's 51% ownership by Commerzbank (CB) - providing explicit support in the form of a Patronatserklärung (letter of comfort).

Recently the bank's mortgage lending activities have been stepped up considerably, including the funding of domestic residential mortgage business generated by CB's branch network. Otherwise, the bank's rapid asset growth has been achieved almost exclusively through domestic public sector lending. In Moody's opinion, EssenHyp's franchise value is limited, due to its strong reliance on lending that is sourced from the secondary markets. The bank's renewed interest in mortgage lending adds an element of credit risk, but also has the longer-term potential to diversify its revenues.

EssenHyp's financial fundamentals are sound. The bank exercises strict cost control, allowing it to be an extremely low cost producer. Its not insignificant interest positions are managed within the parent bank's market risk limits and favorable interest rate positions have been locked-in, thereby enhancing future profitability.

Rating Outlook - Stable

The outlook for the bank's long-term debt and deposit ratings, including its Pfandbrief ratings, is stable, in line with the CB group.

The C financial strength rating recognises a degree of financial flexibility available to EssenHyp (stemming from operating and unrealised reserves) in the event of unforeseen interest rate developments. We are cautious about the bank's efforts to play a more active role in joining large syndicated CRE financings.

Recent Results

The bank's operating results for the year 2001 increased by 9.7% to €108.1mn, with provisions for possible loan losses amounting to € 47.9 mn. General operating expenses increased slightly to€23.6mn.

Coupon	Type of Debt	Maturity	Moody's Rating
Hypothekenbank in Essen AG			
—	Issuer Rating	—	A2
—	Euro Debt Issuance Program	—	A3
—	Euro Debt Issuance Program	—	A3
—	Euro Debt Issuance Program	—	Aa1
—	Euro Debt Issuance Program	—	Aa1
—	Euro Debt Issuance Program	—	A2
—	Euro Debt Issuance Program	—	A2
5.390%	Mortgage Pfandbriefe	2011	Aa2
6.000%	Mortgage Pfandbriefe	2010	Aa2
5.700%	Mortgage Pfandbriefe	2010	Aa2
6.000%	Mortgage Pfandbriefe	2010	Aa2
3.250%	Mortgage Pfandbriefe	2007	Aa2
5.500%	Mortgage Pfandbriefe	2007	Aa2
5.375%	Mortgage Pfandbriefe	2006	Aa2
5.250%	Mortgage Pfandbriefe	2005	Aa2
3.000%	Mortgage Pfandbriefe	2005	Aa2
5.250%	Mortgage Pfandbriefe	2004	Aa2
4.500%	Mortgage Pfandbriefe	2004	Aa2
4.875%	Mortgage Pfandbriefe	2003	Aa2
4.500%	Mortgage Pfandbriefe	2002	Aa2
—	Public Sector Pfandbriefe	2032	Aa1
5.250%	Public Sector Pfandbriefe	2011	Aa1
—	Public Sector Pfandbriefe	2010	Aa1
—	Public Sector Pfandbriefe	2010	Aa1
4.500%	Public Sector Pfandbriefe	2009	Aa1
4.250%	Public Sector Pfandbriefe	2009	Aa1
4.350%	Public Sector Pfandbriefe	2009	Aa1
4.300%	Public Sector Pfandbriefe	2009	Aa1
4.450%	Public Sector Pfandbriefe	2009	Aa1
4.000%	Public Sector Pfandbriefe	2009	Aa1
4.500%	Public Sector Pfandbriefe	2009	Aa1
4.750%	Public Sector Pfandbriefe	2008	Aa1
5.250%	Public Sector Pfandbriefe	2008	Aa1
5.000%	Public Sector Pfandbriefe	2007	Aa1
5.500%	Public Sector Pfandbriefe	2007	Aa1
4.750%	Public Sector Pfandbriefe	2006	Aa1
4.750%	Public Sector Pfandbriefe	2006	Aa1
3.500%	Public Sector Pfandbriefe	2006	Aa1

(Continued on page 7)

Author	Editor	Senior Associate	Senior Production Associate
Otto Dichtl	*Nancy Reynolds*	*Bogdan Woronowicz*	*Cassina Brooks*

Key Rating Factors

- Commerzbank's ownership and support
- Interest rate positions, which now benefit from some economic cushion, could become more volatile
- Growing mortgage lending business, which could diversify earnings, could also create risk
- Sound financial fundamentals, supported by strict cost control

COMMERZBANK'S OWNERSHIP AND SUPPORT

Hypothekenbank in Essen AG's (EssenHyp) A2/Prime-1 debt and deposit ratings are based on the mortgage bank's 51% ownership by Commerzbank AG (rated A1/Prime-1/B-).

Commerzbank provides EssenHyp with explicit support in the form of a Patronatserklärung (letter of comfort). In addition, EssenHyp is consolidated in the accounts, risk management systems, and reporting lines of the Commerzbank group because of its majority ownership.

INTEREST RATE POSITIONS BENEFIT FROM SOME ECONOMIC CUSHION BUT COULD BECOME MORE VOLATILE

EssenHyp's is primarily engaged in secondary market lending to the public sector, a business characterised by interest rate positioning, a large (but low-risk-weighted) asset book, and low operating costs.

EssenHyp's not insignificant interest positions are managed within Commerzbank's market risk limits, as well as internal stop loss limits. Favourable past interest rate positions have been locked-in, thereby providing some economic cushion and stability for this potentially more volatile activity.

As a result of the broadening scope of the German mortgage bank act, the more challenging interest environment, and the increased scrutiny of the BAFin (the German bank supervisor), the bank is focusing more on public sector business, which provides a genuine lending margin. However, we believe it may be challenged to generate significant volumes of such business.

GROWING MORTGAGE LENDING BUSINESS COULD DIVERSIFY EARNINGS BUT ALSO ADD RISK

Recently the bank's mortgage lending activities have been stepped up considerably. Business volumes, similar to its public sector lending, are mostly generated via the domestic as well as international secondary markets, including the funding of some domestic residential mortgage business generated by Commerzbank's branch network.

In our opinion, EssenHyp's franchise value is more limited, due to its heavy reliance on the secondary markets. The bank's renewed interest in mortgage lending has the longer-term potential to stabilise and diversify its economic returns, but could also add an element of credit risk. The bank's efforts to play a more active role in joining large syndicated CRE financings could create risk.

SOUND FINANCIAL FUNDAMENTALS BASED ON STRICT COST CONTROL

EssenHyp's financial fundamentals are sound. Profitability is acceptable, and compares well with German peers. The bank exercises strict cost control, which allows it to be an extremely low cost producer.

Liquidity is aided by a large amount of liquid assets on EssenHyp's balance sheet, as well as by a committed line from its majority shareholder Commerzbank AG.

Economic capitalisation is adequate, while regulatory capital ratios are set to decline as a result of the bank's growing real estate loan portfolio.

WHAT COULD CAUSE A RATING CHANGE/ACTION

- Any change in the level of Commerzbank's ownership and/or commitment would likely be a rating event for EssenHyp.
- The incidence of higher credit risks in the bank's mortgage lending activities could pressure the financial strength rating
- A significant change in the bank's economic position resulting from its interest rate position could have an impact on its financial strength rating, which, nevertheless, due to the economic cushion currently available, carries a stable outlook.

Bank Profile

Hypothekenbank in Essen AG
Gildehofstr. 1
D-45127 Essen
Phone: +49-201-8135 0
www.essenhyp.com

Hypothekenbank in Essen AG, founded in 1986, is a mortgage bank operating under the guidelines of the German Mortgage Bank Act (Hypothekenbankgesetz, HBG). As such, its activities are restricted to public sector lending and mortgage lending.[1]

Ownership:

Commerzbank AG	51.00 %
Helvetic Grundbesitz Verwaltung GmbH	21.46 %
Dr. Wolfgang Schuppli	13.95 %
Ms. Berta Schuppli	13.59 %

The bank is headquartered in Essen, Germany, and has four additional lending offices, as well as one representative office, throughout Germany. To further its international expansion, the bank operates representative offices in London and Brussels, in addition to offices in New York and Tokyo. At year-end 2001, its employees numbered 141.

EssenHyp's public sector lending recorded extremely strong growth in recent years, driven by the then prevailing favourable interest rate environment. EssenHyp is one of the largest public sector lenders in Germany and among the largest private sector issuers of securities worldwide. Total public sector loans (including securities bought) at 31 December 2001 stood at €61 billion.

Total mortgage loans outstanding at 31 December 2001 stood at €3 billion. EssenHyp follows the guidelines of the HBG when providing mortgage loans. The bank aims to increase its international exposures significantly over the coming years.

The main funding source for EssenHyp's activities is mortgage and public sector Pfandbriefe. The credit characteristics of Pfandbriefe are directly linked to the creditworthiness of EssenHyp itself, but the ratings are higher than long-term deposit ratings because of the comparatively greater predictability of timely debt servicing and smaller potential loss-severity in the event of a default.

[1] *For more details on German mortgage banks and Moody's rating approach for Pfandbriefe please see Moody's special comment "Germany's Pfandbrief-Issuing Mortgage Banks: Restructuring, Consolidation And Changing Business Models Are Re-Defining The System", April 2001.*

Hypothekenbank in Essen AG

	12/31/2001	12/31/2000	12/31/1999	12/31/1998	12/31/1997
Summary Balance Sheet (EUR million)					
Cash & central bank	200	119	468	4	1
Due from banks	15,462	14,514	14,633	12,093	9,967
Securities	25,803	16,781	11,154	6,257	3,006
Net loans	27,084	26,269	28,609	26,495	21,808
Loan loss reserves (LLR)	--	--	--	--	--
Insurance assets	0	0	0	0	0
Fixed assets	28	34	36	41	34
Other assets	976	1,053	1,005	708	655
Total assets	69,553	58,771	55,905	45,597	35,471
Total assets (USD million) [1]	61,610	55,339	56,136	53,210	38,731
Demand deposits	7	5	6	6	3
Savings deposits [2]	357	119	110	110	107
Due to banks	6,077	5,167	2,207	1,242	1,060
Market funds	61,566	52,166	52,415	43,285	33,539
Insurance liabilities	0	0	0	0	0
Other liabilities	416	389	226	200	166
Total liabilities	68,422	57,846	54,964	44,843	34,875
Subordinated debt	298	244	244	189	156
Shareholders' equity	554	426	454	377	311
Total capital funds	1,131	925	941	753	596
Total liabilities & capital funds	69,553	58,771	55,905	45,597	35,471
Derivatives - notional amount	134,929	96,433	97,225	54,480	--
Derivatives - replacement value	1,152	642	713	1,304	--
Contingent Liabilities	825	823	1,241	998	155
Risk weighted assets (RWA)	--	--	--	--	--
Assets under management (EUR million) [3]	--	--	--	--	--
Number of employees	133	130	124	111	109
Summary Income Statement					
+Interest income	3,146	2,826	5,479	4,030	2,429
-Interest expense	2,992	2,671	5,316	3,888	2,315
=Net interest income	154	155	163	142	114
+Trading income	0	0	0	0	0
+Fee and commission income	-12	-6	-4	-3	-2
+Insurance income (net)	0	0	0	0	0
+Other operating income	41	19	14	14	15
=Operating income	183	167	174	154	127
-Personnel expenses	11	10	9	8	8
-Other operating expenses	18	12	11	9	9
= Operating funds flow	154	146	154	137	109
-Amortisation/depreciation	3	4	3	2	2
(Total operating expenses)	32	25	23	18	20
=Preprovision income (PPI)	151	142	151	136	108
-Risk provisions	48	45	32	32	33
+Other non operating adjustments [4]	5	1	1	2	2
+Extraordinary profit / loss	0	0	0	0	0
=Pretax income	108	98	120	106	76
-Taxes	36	32	55	53	37
=Net income	72	67	65	53	39
-Minority interests	0	0	0	0	0
=Net income (group share)	72	67	65	53	39
Growth Rates (%)					
Net loans	3.10	-8.18	7.98	21.49	52.59
Total assets	18.35	5.13	22.61	28.55	39.69
Customer deposits (demand and savings)	193.23	6.59	0.48	4.69	108.39
Net interest income	-0.51	-5.20	14.65	24.66	20.29
Fee and commission income	--	--	--	--	--
Operating expenses	28.31	6.93	27.73	-6.05	10.90
Preprovision income	5.94	-5.53	11.05	26.17	28.64
Net Income	8.32	2.94	22.43	36.97	43.32

Hypothekenbank in Essen AG

	12/31/2001	12/31/2000	12/31/1999	12/31/1998	12/31/1997
Income Statement in % Average Risk Weighted Assets					
Net interest income	--	--	--	--	--
Trading income	--	--	--	--	--
Fee and commission income	--	--	--	--	--
Insurance income	--	--	--	--	--
Operating income	--	--	--	--	--
Operating expenses	--	--	--	--	--
Preprovision income	--	--	--	--	--
Risk provisions	--	--	--	--	--
Extraordinary profit	--	--	--	--	--
Net income	--	--	--	--	--
Liquidity, Funding (including sub debt) & Balance Sheet Composition					
Avg. liquid assets % avg. total assets	56.79	50.29	43.95	38.64	39.21
Avg. net loans % avg. total assets	41.58	47.85	54.29	59.58	59.31
Avg. customer deposits % avg. total funding	0.39	0.21	0.23	0.28	0.27
Avg. interbank funds % avg. total funding	8.92	6.54	3.46	2.89	2.42
Avg. market funds (excl. interbank) % avg. total funding	90.26	92.81	95.88	96.40	96.83
Avg. sub debt % total funding	0.43	0.43	0.43	0.43	0.48
Avg. liquid assets % avg. customer deposits	--	--	--	--	--
Avg. net loans % avg. customer deposits	--	--	--	--	--
Avg. market funds reliance [5]	77.06	86.16	93.54	94.21	94.32
Avg. RWA % avg. total assets	--	--	--	--	--
Breakdown of Operating Income in %					
Net interest income % operating income	84.14	92.44	93.75	92.43	89.87
Trading income % operating income	-0.03	0.00	0.00	0.00	0.00
Fee and commission income % operating income	-6.44	-3.84	-2.07	-1.79	-1.63
Insurance income % operating income	0.00	0.00	0.00	0.00	0.00
Other operating income % operating income	22.33	11.40	8.32	9.36	11.76
Profitability					
Yield on avg. earning assets (%)	5.04	5.07	11.06	10.14	8.14
Cost of interest bearing liabilities (%)	4.75	4.74	10.65	9.76	7.74
Net interest margin (%)	0.29	0.30	0.34	0.38	0.42
Recurring earning power (PPI % avg. assets)	0.24	0.25	0.30	0.33	0.35
Risk-weighted recurring earning power (PPI % avg. RWA)	--	--	--	--	--
Return on average assets (%)	0.11	0.12	0.13	0.13	0.13
Return on avg. RWA (%)	--	--	--	--	--
Return on equity (period end) (%)	13.05	15.66	14.27	14.03	12.43
Net interest income coverage of risk provisions	3.21	3.42	5.14	4.49	3.43
Risk provisions % preprovision income	31.80	31.76	21.06	23.35	30.98
Internal capital growth (%)	-30.29	-24.00	8.81	8.22	5.79
Dividend payout ratio (%)	278.53	263.33	48.73	51.71	60.32
Efficiency					
Cost/income ratio (operating expenses % operating income)	17.60	14.99	13.48	11.93	15.39
Operating expenses % average assets	0.05	0.04	0.05	0.05	0.06
Operating income / employee (EUR thousand)	1,376.21	1,288.25	1,404.67	1,388.19	1,166.24
Operating expenses / employee (EUR thousand)	242.19	193.10	189.32	165.58	179.48
PPI / employee (EUR thousand)	1,134.02	1,095.14	1,215.35	1,222.61	986.77
Total assets / employee (EUR million)	522.96	452.09	450.85	410.78	325.42
Asset Quality and Risk Measurement					
Problem loans % net loans	--	--	--	--	--
LLR % problem loans	--	--	--	--	--
LLR % net loans	--	--	--	--	--
Risk provisions % net loans	0.18	0.17	0.11	0.12	0.15
Problem loans % (shareholders' equity + LLR)	--	--	--	--	--
Replacement value % shareholder's equity	208.06	150.69	157.10	345.47	--
Capital Adequacy (Period End)					
Tier 1 ratio (%)	7.70	9.00	11.80	9.60	8.60
Total capital ratio (%)	13.50	17.90	23.60	19.10	16.40
Shareholders' equity % total assets	0.80	0.72	0.81	0.83	0.88
Equity participations % shareholders' equity	0.20	1.58	1.46	1.75	1.63

[1] USD figure uses the historical exchange rate against the EUR (against the DEM prior to 1999).
[2] Full disclosure may not be available for all years. The amount is then included in "demand deposits".
[3] As reported by the bank.
[4] This may include value adjustments of securities.
[5] Avg. [(market funds-liquid assets) % (earning assets-liquid assets)]

(Continued from page 2)

Coupon	Type of Debt	Maturity	Moody's Rating
Hypothekenbank in Essen AG (cont'd)			
4.250%	Public Sector Pfandbriefe	2006	Aa1
4.250%	Public Sector Pfandbriefe	2005	Aa1
4.500%	Public Sector Pfandbriefe	2005	Aa1
3.400%	Public Sector Pfandbriefe	2005	Aa1
5.250%	Public Sector Pfandbriefe	2005	Aa1
5.250%	Public Sector Pfandbriefe	2005	Aa1
3.250%	Public Sector Pfandbriefe	2005	Aa1
3.750%	Public Sector Pfandbriefe	2004	Aa1
4.500%	Public Sector Pfandbriefe	2004	Aa1
5.000%	Public Sector Pfandbriefe	2004	Aa1
3.500%	Public Sector Pfandbriefe	2004	Aa1
6.000%	Public Sector Pfandbriefe	2004	Aa1
4.000%	Public Sector Pfandbriefe	2004	Aa1
4.800%	Public Sector Pfandbriefe	2004	Aa1
3.250%	Public Sector Pfandbriefe	2004	Aa1
—	Public Sector Pfandbriefe	2004	Aa1
4.500%	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
3.100%	Public Sector Pfandbriefe	2003	Aa1
2.650%	Public Sector Pfandbriefe	2003	Aa1
3.750%	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
4.000%	Public Sector Pfandbriefe	2003	Aa1
4.500%	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
3.000%	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
—	Public Sector Pfandbriefe	2003	Aa1
5.625%	Public Sector Pfandbriefe	2003	Aa1
2.750%	Public Sector Pfandbriefe	2002	Aa1
1.980%	Public Sector Pfandbriefe	2002	Aa1
3.500%	Public Sector Pfandbriefe	2002	Aa1
3.500%	Public Sector Pfandbriefe	2002	Aa1
5.000%	Public Sector Pfandbriefe	2002	Aa1
6.525%	Sub. Euro Medium Term Notes	2021	A3
—	Sub. Flt. Rt. German Notes	2009	A3
—	Flt Rt Euro Medium Term Notes	2003	A2
3.950%	German Bonds	2003	A2
5.715%	Euro Medium Term Notes	2002	A2
—	Commercial Paper	—	P-1
—	Bank Financial Strength Rating	—	C
—	Long-Term Bank Deposit Rating	—	A2
—	Short-Term Bank Deposit Rating	—	P-1

Standard & Poor's, May 2002

Standard & Poor's

Standard & Poor's
Neue Mainzer Straße 52
60311 Frankfurt am Main
Tel. +49(0)69 · 33 999 · 0
Fax +49(0)69 · 33 999 · 119
www.standardandpoors.de

Standard & Poor's
A Division of The McGraw-Hill Companies GmbH

Standard & Poor's · Neue Mainzer Straße 52 · 60311 Frankfurt am Main

Mr. Harald Pohl
Member of the Board
Hypothekenbank in Essen AG
Gildehofstraße 1

45127 Essen

08 May, 2002
KW

Re: **Hypothekenbank in Essen AG - Rating confirmation**

Dear Mr. Pohl,

Pursuant to your request, Standard & Poor's hereby confirms that on this date, Hypothekenbank in Essen AG has the following ratings:

Long-term counterparty rating:	**A-**
Outlook:	**Negative**
Short-term counterparty rating:	**A-2**
Senior Unsecured Debt:	**A-**
Senior Subordinated Debt:	**BBB+**
Short-Term Debt:	**A-2**
Öffentliche Pfandbriefe:	**AAA**
Hypothekenpfandbriefe:	**N.R. (not rated)**

Standard & Poor's relies on the issuer, it's counsel, accountants and other experts for the accuracy and completeness of the information submitted in connection with the rating process and surveillance. Accordingly, we should receive all pertinent information. In the event that we do not receive such information, the rating may be at risk of withdrawal.

This letter constitutes Standard & Poor's permission to disseminate the above-assigned rating to interested parties. You understand that Standard & Poor's has not consented to, and will not consent to, being named an "expert" under applicable securities laws. In addition, it should be understood that the rating is not a "market" rating nor a recommendation to buy, hold or sell the securities. Standard & Poor's reserves the right to advice its own clients subscribers, and the public of the rating.

We are pleased to have had the opportunity of being of service to you. If we can be of any further help, please do not hesitate to call upon us.

Very truly yours,

Stefan Best
Director

Geschäftsführer:
Torsten Hinrichs, Paul Jenkinson, David Robert Pearce, François Regis Veverka

HRB 51034
Frankfurt am Main



HYPOTHEKENBANK IN ESSEN AG

Gildehofstrasse 1 ■ D-45127 Essen ■ Germany
PO Box 10 18 61 ■ D-45018 Essen ■ Germany
Tel.: +49 (0) 2 01 / 81 35-0 ■ Fax: +49 (0) 2 01 / 81 35-2 00
www.essenhyp.com ■ info@essenhyp.com

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Essen Hyp: Key competence in capital market business



The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the Bank gives long-term mortgage loans to finance both commercial property and private housing.
Accordingly we make great use of the international capital markets on which, besides the "traditional" Pfandbrief, more and more Jumbo and Global Pfandbriefe are being issued.

Essen Hyp is one of the largest issuers of Jumbo Pfandbriefe worldwide.

- Ratings and Analysis
- Interest Rate Forecast Meeting
- Current financial and economic topics
- Our Treasury Department
- Roadshows
- 10 successful years in retrospect

Ratings and Analyses

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	A- (outlock negative)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

▷ Standard & Poor's — Recent rating analyses as of February 07, 2002 and ratings as of December 19, 2001, ratings confirmed as of May 08, 2002.

▷ Moody's — Rating analysis as of June 2002.

▷ Fitch — *Extract; the complete report can be obtained from Fitch.*

(Acrobat Reader required. Download Acrobat Reader ®)

Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

- Forecast meeting May 14, 2002
- Forecast meeting Feb 07, 2002
- Forecast meeting Oct 01, 2001
- Forecast meeting Jun 19, 2001
- Forecast meeting Jan 24, 2001
- Forecast meeting Nov 22, 2000
- Forecast meeting Sep 14, 2000
- Forecast meeting Jul 18, 2000
- Forecast meeting May 16, 2000

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. The attached economic charts illustrate our findings. We monitor economic and financial developments in the USA, the euro area and Japan. If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Articles in 2002

- USA: The U.S. consumers are well alive and kicking! July/August, 2002
- World:Real interest rates and funding conditions May/June 2002
- Euro area: Markets will once again beat economists on ECB rates! March/April 2002
- USA: Don't bet on a double dip in the United States! January/February 2002

Articles in 2001

- World: Will the New Economy Continue? November/December 2001
- USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
- Germany: Searching for the trough of the business cycle July/August 2001
- USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
- Japan: A brief review of the recent BOJ monetary policy March/April 2001
- USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

Articles in 2000

- Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
- Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
- USA: A flexible labor market is the key issue for a bull market. July/August 2000
- Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
- USA: Overvalued US stock market - so what? March/April 2000
- Germany: The return of inflation? January/February 2000

Articles in 1999

- World: The role of asset prices in US Fed and ESCB monetary policy December 99
- World: Some Thoughts on the 'liquidity' argument November 1999
- USA: Inflation-led interest rate fears - and rightly so? October 1999
- USA: Don't stay long in bonds September 1999
- Euro area: A review of the first six months of the euro currency August 1999
- USA: Do we get a bear market like in 1994 ? July 1999
- USA: Real Wages versus Unemployment Rate June 1999
- Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
- Euro Area: Implied inflation expectations April 1999
- Euro Area: Real 3-month interest rates March 1999
- USA: Personal savings rate February 1999

Our Treasury Department



Heads of Treasury Department

- ▷ **Günter Pless** Global Head of Capital Markets and Treasury
- ▷ **Hauke Finger** Deputy Head of Capital Markets and Treasury

Capital Markets	Money Markets	Derivatives
▷ Heinrich Strack	▷ Heidi Riedel	▷ Ulrich Nowak
▷ Ansgar Wittenbrink	▷ Michael Leineweber	▷ Claudia Retz
▷ Stefan Zander		▷ Stefan Zander

Research	Trading Support	Secretarial Support
▷ Dirk Clench	▷ Nico Ebert	▷ Elke Joachimiak
	▷ Petra Hoffmanns	▷ Andrea Pehlke
	▷ Peter Nowaczyk	

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

The following roadshows are planned for 2002 (subject to alterations):

September 23-26, 2002	Eastern Europe
October 21-25, 2002	Middle East (Abu Dhabi, Bahrain, Kuwait, Dubai)
November 11-15, 2002	Western Europe (Paris, Luxembourg, Milan)
December 2-6, 2002	Germany

10 successful years in retrospect

Figures in Euro m, year-end balance *)	1987	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Claims outstanding:											
Mortgage loans	108	1,363	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003
Public-sector loans	603	6,607	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841
Bonds and notes **)	31	461	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349
Other claims	0	377	460	491	174	461	672	888	1,591	2,415	2,703
Bonds and notes issued:											
Mortgage Pfandbriefe	39	867	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305
Public-sector Pfandbriefe	819	6,436	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519
Other bonds and notes / other liabilities	0	1,136	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182
New lending commitments:											
Mortgage loans	135	548	289	166	329	427	266	415	574	1,216	1,366
Public-sector loans	875	2,243	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297
Bonds and notes**)	31	161	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632
Capital and reserves:											
Subscribed capital and reserves***)	41	126	141	157	260	265	311	377	454	426	554
Profit-sharing capital	0	15	31	36	54	54	129	187	243	255	279
Subordinated liabilities	0	0	33	33	130	130	155	189	244	244	298
Balance-sheet total:	1,103	8,670	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553
Net interest and commission income:	5.0	27.6	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9
General operating expenses:											
Personnel expenses	0.8	4.9	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6
Other administrative expenses	0.7	2.6	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.2	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4
Operating result:	5.1	18.7	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1
Net income for the year:	3.1	10.9	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3
Allocation to revenue reserves:	3.1	3.6	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0
Total distribution:	0.0	7.4	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3

Notes:*) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

Overview

Essen Hyp is one of the few German Mortgage Banks whose transparency policy was rated "crystal clear" in the most recent IFR 'transparency survey'.

To meet the wishes of our capital market partners we publish detailed information about our business activities. All figures are updated periodically (see Overview). Interim updates are presented on subordinate sites to facilitate comparisons.



Public-sector Loans

Breakdown of cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- Effects of increasing/falling interest rates on the cover pool's market value

- **Surplus cover**

Non-cover assets

Breakdown of non-cover assets
- by rating
- by borrowers
- by countries
- by risk weighting

Mortgage Loans

Breakdown of mortgage portfolio
- by type of property, region and LTV
- Foreign loans by type of property, country and LTV

- **Surplus cover**

Breakdown of non-cover assets
- Loans with a LTV > 60%

Derivatives
- Counterparty ratings
- Yield curve distribution

Risk Management
- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Ratings
- Overview

(Download Acrobat Reader ®)

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch — as of July 31, 2002

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	22,242	41.81
AA+ / Aa1 / AA+	8,204	15.42
AA / Aa2 / AA	7,655	14.39
AA- / Aa3 / AA-	3,302	6.21
A+/A1/A+	1,134	2.13
A / A2/ A	952	1.79
A- / A3 / A-	498	0.94
BBB+ / Baa1 / BBB+	126	0.24
BB- / Ba3 / BB-	50	0.09
Without rating *	9,035	16.98
Total	**53,198**	**100.00**

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	3,965	7.45
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,563	8.58
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	507	0.95
Total	**9,035**	**16.98**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 53,198 m

Information as permitted
by banking confidentiality.

as of July 31, 2002

Please click on the different parts of the pie chart for further information.



Public-sector banks and savings banks
33.22 %
Loans within the EU
11.77%
8.58 %
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
Federal Government of Germany, Federal Government's special fund and "Laender" (individual German states)
46.43%

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	24,699	46.43
Public-sector banks and saving banks	17,672	33.22
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,564	8.58
Loans within the EU	6,263	11.77
Total	**53,198**	**100.00**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 53,198 m

Information as permitted
by banking confidentiality. **by borrower as of July 31, 2002**

Public-sector banks and savings banks	in Euro m
Public-sector banks	14,664
Savings banks in	in Euro m
Baden-Wuerttemberg	386
Bavaria	173
Berlin	0
Brandenburg	0
Bremen	15
Hamburg	34
Hesse	96
Lower Saxony	490
Mecklenburg-Western Pomerania	0
North Rhine-Westphalia	1,557
Rhineland-Palatinate	18
Saarland	38
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	152
Thuringia	0
Mortgage loans guaranteed by the public-sector	49
Total	**17,672**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 53,198 m

Information as permitted
by banking confidentiality.

by borrower as of July 31, 2002

Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	255
Bavaria	373
Berlin	14
Brandenburg	9
Bremen	159
Hamburg	287
Hesse	247
Lower Saxony	611
Mecklenburg-Western Pomerania	37
North Rhine-Westphalia	1,878
Rhineland-Palatinate	190
Saarland	116
Saxony	7
Saxony-Anhalt	2
Schleswig-Holstein	370
Thuringia	9
Total	**4,564**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 53,198 m

Information as permitted by banking confidentiality.

by borrower as of July 31, 2002

Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	4,262
Federal Government's Special Fund	2,095
Laender (individual German Federal States)	18,342
Total	**24,699**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 53,198 m

Information as permitted
by banking confidentiality.

by borrower as of July 31, 2002

Loans within the EU	in Euro m
Public-sector banks in EU member states	1,005
EU member states	3,132
EU regional governments	1,007
EU member states' cities and municipalities	139
Loans guaranteed by EU member states	843
EU institutions	137
Total	**6,263**

Breakdown of cover pool by countries

	as of July 31, 2002	
by countries	in Euro m	in %
Austria	808	1.52
Belgium	280	0.53
EU Institutions	137	0.26
Finland	51	0.10
France	511	0.96
Germany	46,934	88.23
Greece	750	1.41
Ireland	9	0.02
Italy	683	1.28
Portugal	739	1.39
Spain	684	1.29
Sweden	118	0.22
The Netherlands	144	0.27
The United States*	127	0.24
Other	1,223	2.30
Total	**53,198**	**100.00**

* U.S. subsidiary of the German Reconstruction Loan Corporation (KfW), whose obligations are fully guaranteed by the KfW.

Public-sector loans

Breakdown of cover pool by risk weighting

as of July 31, 2002

Risk weighting	in Euro m	in %
0%	33,469	62.91
10%	7,597	14.28
20%	12,082	22.71
100%	50	0.09
Total	**53,198**	**100.00**

Public-sector loans

Breakdown of cover pool
Effects of increasing/falling interest rates on the cover pool's market value

Nominal amount **as of June 30, 2002**

in Euro bn	Nominal value	Current market value	Market value with interest rates rising by 100 bp	Market value with interest rates falling by 100 bp
Cover pool	54.34	56.00	53.00	59.33
Public-sector *Pfandbriefe*	-53.11	-53.25	-51.61	-54.99
Surplus cover	1.23	2.75	1.39	4.34
Surplus cover of *Pfandbriefe* outstanding	2.3%	5.2%	2.7%	7.9%

Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
31/01/2000	46,260.26	47,448.40	1,188.15	2.6	1,126.32	2.4	5.0
29/02/2000	46,195.43	48,059.57	1,864.14	4.0	821.02	1.8	5.8
31/03/2000	48,727.19	49,078.40	351.21	0.7	467.93	1.0	1.7
30/04/2000	48,559.79	49,686.27	1,126.48	2.3	171.28	0.3	2.6
31/05/2000	50,132.42	51,222.29	1,089.87	2.2	32.21	0.1	2.3
30/06/2000	49,992.02	50,620.50	628.48	1.3	240.05	0.5	1.8
31/07/2000	50,060.79	50,531.39	470.59	0.9	69.64	0.1	1.0
31/08/2000	50,381.94	50,752.93	370.99	0.7	297.98	0.6	1.3
30/09/2000	48,210.48	48,809.05	598.57	1.2	38.35	0.1	1.3
31/10/2000	47,205.64	47,380.50	174.86	0.4	102.26	0.2	0.6
30/11/2000	45,818.14	46,249.67	431.53	0.9	442.83	1.0	1.9
31/12/2000	45,578.40	46,795.63	1,217.23	2.7	227.99	0.5	3.2
31/01/2001	48,270.30	49,018.78	748.48	1.6	221.44	0.5	2.1
28/02/2001	48,128.51	48,827.83	699.32	1.5	239.03	0.5	2.0
31/03/2001	47,107.41	48,461.91	1,354.50	2.9	161.00	0.3	3.2
30/04/2001	46,491.81	48,364.85	1,873.04	4.0	36.85	0.1	4.1
31/05/2001	46,462.84	47,557.00	1,094.16	2.4	151.30	0.3	2.7
30/06/2001	46,462.06	49,086.61	2,624.55	5.6	82.49	0.2	5.8
31/07/2001	47,943.44	50,240.65	2,297.21	4.8	259.89	0.5	5.3
31/08/2001	48,434.24	50,702.67	2,268.43	4.7	159.22	0.3	5.0
30/09/2001	48,429.43	50,503.98	2,074.55	4.3	193.66	0.4	4.7
31/10/2001	50,077.38	51,321.95	1,244.57	2.5	18.25	0.0	2.5
30/11/2001	50,556.70	52,539.98	1,983.28	3.9	108.00	0.2	4.1
31/12/2001	52,857.17	54,057.91	1,200.74	2.3	28.71	0.1	2.3
31/01/2002	59,986.62	51,578.17	591.55	1.2	589.90	1.2	2.3
28/02/2002	51,320.90	52,194.60	873.70	1.7	259.07	0.5	2.2
31/03/2002	52,058.05	53,049.26	991.21	1.9	114.60	0.2	2.1
30/04/2002	52,193.89	53,370.18	1,176.29	2.3	246.40	0.5	2.7
31/05/2002	52,129.00	52,928.70	799.70	1.5	333.40	0.6	2.2
30/06/2002	53,120.45	54,343.48	1.223.03	2.3	190.28	0.4	2.7
31/07/2002	51,926.88	53,197.72	1.270.84	2.4	521.96	1.0	3.5

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch **as of July 31, 2002**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.22
AA+ / Aa1 / AA+	0	0.00
AA / Aa2 / AA	107	2.59
AA- / Aa3 / AA-	1,095	26.48
A+ / A1 / A+	900	21.77
A / A2 / A	1,153	27.88
A- / A3 / A-	99	2.39
BBB+ / Baa1 / BBB+	104	2.52
BBB / Baa2 / BBB	50	1.21
BBB- /Baa3 /BBB-	45	1.09
BB+ / Ba1 / BB+	50	1.21
BB- / Ba3 /BB-	0	0.00
Without rating *	523	12.65
Total	**4,135**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	223	42.64
International credit institutions	80	15.30
Other (e.g. financial institutions)	220	42.07
Total	**523**	**100.00**

Breakdown of non-cover assets

by borrowers

as of July 31, 2002

by borrowers	in Euro m	in %
National credit institutions	1,128	27.28
Foreign Governments and municipalities	394	9.53
International credit institutions	1,756	42.47
Other foreign financial institutions (guaranteed by national or international credit institutions)	757	18.30
Others	100	2.42
Total	**4,135**	**100.00**

Breakdown of non-cover assets

by countries

by countries	as of July 31, 2002 in Euro m	in %
Germany	1,229	29.72
EU member states without Germany		
The Netherlands	1,071	25.90
France	257	6.21
Austria	407	9.84
Belgium	0	0.00
Great Britain	162	3.92
Italy	200	4.84
Irland	80	1.93
Portugal	200	4.84
Spain	20	0.48
Finland	0	0.00
Sweden	55	1.33
	2,452	
Others	110	2.66
Non EU member states in Western Europe	0	0.00
EU candidate countries	344	8.32
Total	**4,135**	**100.00**

Breakdown of non-cover assets

by risk weighting

Risk weighting	as of July 31, 2002 in Euro m	in %
0%	109	2.64
10%	316	7.64
20%	2,975	71.95
100%	735	17.78
Total	**4,135**	**100.00**

Mortgage loans

Breakdown of mortgage portfolio
by type of property, region and LTV

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Commercial Properties in Euro m **as of June 30, 2002**

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and administrative buildings	Foreign countries	263.5	28.5	1.4	0.4	13.8	12.9	2.2	7.9	0.0	0.0	279.5	25.5
	West **	166.1	17.9	67.6	18.2	35.5	33.2	7.9	28.5	17.0	47.6	226.5	20.7
	East ***	25.0	2.7	25.8	7.0	2.8	2.6	0.9	3.2	1.1	3.1	29.8	2.7
Building sites	West **	0.3	0.0	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.0
Factory buildings	Foreign countries	1.3	0.1	0.0	0.0	0.4	0.4	0.1	0.4	0.0	0.0	1.8	0.2
	West **	59.6	6.4	33.9	9.1	6.4	6.0	1.0	3.6	0.2	0.6	67.2	6.1
	East ***	0.4	0.0	0.4	0.1	0.1	0.1	0.0	0.0	0.2	0.6	0.7	0.1
Shops	West **	131.6	14.2	99.5	26.9	4.7	4.4	0.8	2.9	0.8	2.2	137.9	12.6
	East ***	52.8	5.7	22.5	6.1	13.3	12.4	5.7	20.6	4.8	13.4	76.6	7.0
Hotels and restaurants	West **	40.7	4.4	26.1	7.0	5.5	5.1	2.4	8.7	4.3	12.0	52.9	4.8
	East ***	12.2	1.3	8.1	2.2	4.0	3.7	1.8	6.5	2.1	5.9	20.1	1.8
Other non-residential properties	West **	135.1	14.6	72.0	19.4	13.3	12.4	3.0	10.8	1.4	3.9	152.8	13.9
Warehouses and exhibition buildings	Foreign countries	5.5	0.6	0.0	0.0	0.7	0.7	0.0	0.0	0.0	0.0	6.2	0.6
	West **	29.1	3.1	13.0	3.5	6.5	6.1	1.9	6.9	3.8	10.6	41.3	3.8
	East ***	2.9	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.9	0.3
Total commercial properties	Foreign countries	270.3	29.2	1.4	0.4	14.9	13.9	2.3	8.3	0.0	0.0	287.5	26.2
	West **	562.5	60.7	312.3	84.3	71.9	67.2	17.0	61.4	27.5	77.1	678.9	61.9
	East ***	93.3	10.1	56.8	15.3	20.2	18.9	8.4	30.3	8.2	22.9	130.1	11.9

	Total	926.1	100.0	370.5	100.0	107.0	100.0	27.7	100.0	35.7	100.0	1,096.5	100.0

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	West **	1,058.1	50.3	533.7	42.8	35.9	34.3	1.2	9.0	0.6	5.0	1,095.8	49.0
	East ***	80.6	3.8	31.9	2.6	3.7	3.5	0.2	1.5	0.0	0.1	84.5	3.8
Owned flats	West **	292.4	13.9	147.2	11.8	15.3	14.6	1.4	10.5	1.1	9.2	310.2	13.9
	East ***	14.2	0.7	8.5	0.7	0.9	0.9	0.1	0.9	0.1	0.8	15.3	0.7
Residen-tial con-struction for letting purposes	Foreign countries	0.7	0.0	0.6	0.0	0.2	0.2	0.1	0.8	0.0	0.0	1.0	0.0
	West **	523.3	24.9	422.4	33.9	37.7	36.0	7.8	58.6	8.3	69.1	577.1	25.8
	East ***	134.7	6.4	102.8	8.2	11.1	10.6	2.5	18.8	1.9	15.8	150.2	6.7
Total residential properties	Foreign countries	0.7	0.0	0.6	0.0	0.2	0.2	0.1	0.8	0.0	0.0	1.0	0.0
	West **	1,873.8	89.1	1,103.3	88.5	88.9	84.8	10.4	78.1	10.0	83.2	1,983.1	88.8
	East ***	229.5	10.9	143.2	11.5	15.7	15.0	2.8	21.2	2.0	16.8	250.0	11.2
	Total	**2,104.0**	**100.0**	**1,247.1**	**100.0**	**104.8**	**100.0**	**13.3**	**100.0**	**12.0**	**100.0**	**2,234.1**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	271.0	93.9	2.0	0.1	15.1	5.2	2.4	0.8	0.0	0.0	288.5	8.7
	West **	2,436.3	91.5	1,415.6	87.5	160.8	6.0	27.4	1.0	37.5	1.4	2,662.0	79.9
	East ***	322.8	84.9	200.0	12.4	35.9	9.4	11.2	3.0	10.2	2.7	380.1	11.4
	Total	**3,030.1**	**91.0**	**1,617.6**	**100.0**	**211.8**	**6.4**	**41.0**	**1.2**	**47.7**	**1.4**	**3,330.6**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

** - West German Federal States including Berlin

*** - East German Federal States

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Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

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Commercial Properties in Euro m — **as of June 30, 2002**

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.5
	England	234.4	0.0	13.8	2.2	0.0	250.4	87.1
	France	27.8	0.2	0.0	0.0	0.0	27.8	9.6
Factory/workshop buildings	The Netherlands	1.3	0.0	0.4	0.1	0.0	1.8	0.6
Warehouse and exhibition buildings	The Netherlands	5.5	0.0	0.7	0.0	0.0	6.2	2.2
Total commercial properties	Belgium	1.3	1.2	0.0	0.0	0.0	1.3	0.5
	England	234.4	0.0	13.8	2.2	0.0	250.4	87.1
	France	27.8	0.2	0.0	0.0	0.0	27.8	9.6
	The Netherlands	6.8	0.0	1.1	0.1	0.0	8.0	2.8
	Total	270.3	1.4	14.9	2.3	0.0	287.5	100.0

Residential Properties in Euro m — **as of June 30, 2002**

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Total Living real estates	Belgium	0.7	0.6	0.2	0.1	0.0	1.0	100.0
	Total	0.7	0.6	0.2	0.1	0.0	1.0	100.0

Total in Euro m — **as of June 30, 2002**

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	2.0	1.8	0.2	0.1	0.0	2.3	0.8
	England	234.4	0.0	13.8	2.2	0.0	250.4	86.8
	France	27.8	0.2	0.0	0.0	0.0	27.8	9.6
	The Netherlands	6.8	0.0	1.1	0.1	0.0	8.0	2.8
	Total	271.0	2.0	15.1	2.4	0.0	288.5	100.0

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover	in %	Total in %
31/01/2000	793.32	1,237.3	444.02	56.0	59.5	7.5	63.5
29/02/2000	934.74	1,241.1	306.37	32.8	59.5	6.3	39.1
31/03/2000	1,127.25	1,275.9	148.63	13.2	36.1	3.2	16.4
30/04/2000	1,199.85	1,276.7	76.85	6.4	31.4	2.6	9.0
31/05/2000	1,191.70	1,277.8	86.10	7.2	31.4	2.6	9.8
30/06/2000	1,181.29	1,270.4	89.12	7.5	25.4	2.2	9.7
31/07/2000	1,183.08	1,278.9	95.87	8.1	45.9	3.9	12.0
31/08/2000	1,183,08	1,294.9	111.82	9.5	42.0	3.5	13.0
30/09/2000	1,273.32	1,317.0	43.66	3.4	19.0	1.5	4.9
31/10/2000	1,273.32	1,321.6	48.27	3.8	26.1	2.0	5.8
30/11/2000	1,273.27	1,334.8	61.51	4.8	25.8	2.0	6.8
31/12/2000	1,228.12	1,327.8	99.70	8.1	26.2	2.1	10.2
31/01/2001	1,131.13	1,348.1	216.94	19.2	25.7	2.3	21.5
28/02/2001	1,131.15	1,364.7	233.51	20.6	34.6	3.1	23.7
31/03/2001	1,110.80	1,369.1	258.30	23.3	34.6	3.1	26.4
30/04/2001	1,150.82	1,443.3	292.45	25.4	38.9	3.4	28.8
31/05/2001	1,174.52	1,452.0	277.48	23.6	38.7	3.3	26.9
30/06/2001	1,174.15	1,449.9	275.71	23.5	41.2	3.5	30.0
31/07/2001	1,143.74	1,460.41	316.67	27.7	42.2	3.7	31.4
31/08/2001	1,143.74	1,477.76	334.02	29.2	32.6	2.9	32.1
30/09/2001	1,136.11	1,491.16	355.05	31.3	34.1	3.0	34.3
31/10/2001	1,055.05	1,506.02	450.97	42.7	38.3	3.6	46.4
30/11/2001	1,105.02	1,517.79	412.77	37.4	25.7	2.3	39.7
31/12/2001	1,261.66	1,506.24	244.58	19.4	25.9	2.1	21.4
31/01/2002	1,296.66	1,511.23	214.57	16.5	33.7	2.6	19.1
28/02/2002	1,316.71	1,581.40	264.69	20.1	28.4	2.2	22.3
31/03/2002	1,311.49	1,603.58	292.09	22.3	50.6	3.8	26.2
30/04/2002	1,542.94	1,662.70	119.76	7.8	50.0	3.2	11.0
31/05/2002	1,525.10	1,677.00	151.90	10.0	72.0	4.7	14.7
30/06/2002	1,529.00	1,635.07	106.07	6.9	40.0	2.6	9.5
31/07/2002	1,586.54	1,704.79	118.25	7.5	17.0	1.1	8.8

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
31/01/2000	12.36
29/02/2000	12.24
31/03/2000	12.04
30/04/2000	11.80
31/05/2000	11.78
30/06/2000	11.88
31/07/2000	11.79
31/08/2000	11.61
30/09/2000	11.43
31/10/2000	11.38
30/11/2000	11.36
31/12/2000	11.80
31/01/2001	11.38
28/02/2001	11.32
31/03/2001	11.18
30/04/2001	11.10
31/05/2001	11.71
30/06/2001	11.47
31/07/2001	11.34
31/08/2001	11.08
30/09/2001	11.04
31/10/2001	11.54
30/11/2001	11.51
31/12/2001	11.75
31/01/2002	11.73
28/02/2002	11.43
31/03/2002	11.37
30/04/2002	11.75
31/05/2002	11.76
30/06/2002	11.86
31/07/2002	12.20

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity **as of July 31, 2002**

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	183.8	0.34	488.5	0.52	1,489.3	2.34	2,161.5	1.02
Double A	18,072.5	32.99	30,065.3	32.21	23,035.9	36.26	71,173.8	33.63
Single A	20,983.5	38.31	45,175.3	48.40	23,640.8	37.22	89,799.5	42.43
Not rated	15,539.7	28.37	17,604.5	18.86	15,356.8	24.18	48,501.0	22.92
Total	**54,779.5**	**100.00**	**93,333.6**	**100.00**	**63,522.7**	**100.00**	**211,635.8**	**100.00**

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments
Financial derivatives in Euro m / Remaining time to maturity **as of July 31, 2002**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	52,926.1	96.62	91,539.3	98.08	61,094.6	96.18	205,560.1	97.13
Swaptions	275.0	0.50	990.2	1.06	1,555.6	2.45	2,820.8	1.33
Other interest rate derivatives		0.00	357.9	0.38	425.0	0.67	782.9	0.37
Currency swaps	1,578.4	2.88	446.1	0.48	447.5	0.70	2,472.0	1.17
Total	**54,779.5**	**100.00**	**93,333.6**	**100.00**	**63,522.7**	**100.00**	**211,635.8**	**100.00**

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our organization so that we can identify, quantify and qualify potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions but also enables us to recognize new opportunities. Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible strategy that focuses on creating added value, it must also install effective control mechanisms.

The business activities of mortgage banks as specialized banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative communiqués issued by the German Federal Financial Supervisory Agency (BAFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are as such characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also, to an increasing extent, operational risks, play a key role.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk. Market risks hold the danger of losses resulting from adverse changes relating to prices or price-influencing parameters. In this context, interest rate risks are particularly important for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. Currency risks are ruled out by specific hedging transactions.

Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to an insufficient market depth or market disturbances, deals either cannot be wound up, or if so only with losses.

Credit and counterparty risks consist of the partial or total default of a legally binding contractual commitment by one of the parties thereto.

Within the meaning of the Basel Consultation Paper, Essen Hyp defines operational risks as the danger of losses resulting from inadequacies or failures of internal processes, staff, technology or external processes. Legal risks resulting from the legal framework, legal actions and contracts are also included in our understanding of operational risks.

Risk management structure – Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors within the framework of the targets set out by the Group.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	"Market Conformity Checking"Department

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department
Retail customers (mortgage loans)	Property Financing Department Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department Notifying and Credit Research Department
Monitoring of compliance with credit limits	'Market Conformity Checking' Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department
Proposals for an appropriate risk provision with regard to non-performing mortgage loans	Property Financing Department Mortgage Lending Risk Management Department Legal Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk acceptance. The acceptance of risks is the responsibility of the departments dealing with customers and products. It is their task to identify, evaluate and actively manage risk positions as it is only the operational units that are in close proximity to the markets, and so in a position for the timely recognition of risks, which are then countered with suitable measures.

Risk monitoring

Market risks – Value at risk. The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from fixed-interest surplus positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitragefree zero-coupon discount factors are calculated daily on a weighted base of the current public-sector Pfandbrief yields and swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key

figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is executed by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The sixth-highest loss calculated by this method is recorded as the upper limit for losses or value at risk (VaR), whereby the assumption for the VaR is a holding period of the positions of one business day and a loss probability (confidence level) of 97.5%. The VaR of the whole portfolio describes the bank's aggregate market risk.

The efficiency and practical relevance of this method are monitored with the help of back-testing procedures. The projected VaR is compared to the actual market value changes on a daily basis. Due to the application of the double standard deviation – and a resulting unilateral confidence level of 97.5% as a maximum risk potential – the discrepancies between the VaR calculated on the previous day and the actual change in value not only serve as a tool to monitor the applied system but are also taken into account in the calculation of future values at risk. During the year 2001 there were 13 cases of adverse changes in value compared to the VaR calculated on the previous day. In two cases the VaR was exceeded by less than 10% and in three cases by less than 15%. This was due to the fact that volatility on the financial markets continually increased in the course of the year. When assuming a confidence level of 99%, the VaR was exceeded in no more than three cases.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses is fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The Board of Managing Directors, in co-operation with the Loans Committee of the Supervisory Board, fixes limits for the VaR (confidence level of 97.5%), as well as for worst case scenarios (confidence level of up to 100%). These limits have to be complied with at all times.

At the beginning of the period under review the VaR limit was lowered by 21%, compared to the previous year's limit. The VaR utilization of the authorized limit came to 82.5% as of December 31, 2001 and to 79.1% on an annual average. The utilization of the limit for worst case scenarios stood at 46.6% on the balance sheet day, while the annual average was 56.4%. In this context, it has to be taken into account that the worst case scenario was redefined in 2001 by applying higher scenario values (the most extreme changes seen during the past 10 years were taken as a basis).

In addition to this, simulations of stress test scenarios are carried out in order to be in a position to better assess and limit possible losses arising from extreme market shifts, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses by means of historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to the point in time.

For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software (formerly INTAS Arena), as well as other evaluation tools developed within the bank.

Value at risk on a daily basis and as an annual
average in percent of the authorized limit in 2001 in %


100
95
90
85
80
75
70
65
60
55
50
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

'Traffic light system'. Pursuant to the requirements set out by the German Federal Financial Supervisory Agency (BAFin), valid since April 2001 and binding on all German mortgage banks, Essen Hyp not only calculates the VaR, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are executed for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BAFin in accordance with Section 10 of the German Banking Act (KWG).

These figures calculated on a daily basis. In December 2001, for example, the average limit utilization within this 'traffic light system' came to 14.27% while it stood at 9.69% on the balance sheet date. We not only report this data to the rating agencies Moody's, Standard & Poor's and Fitch, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 15.3% (percentage required by law: 8%) and a core capital ratio of 7.7% (percentage required by law: 4%) as of December 31, 2001, Essen Hyp has 'free capital' at its disposal. In addition to the limitation of interest rate risks in accordance with the BAFin stipulations and by means of our VaR calculations, this free capital serves as a further 'risk buffer' within the bank's overall risk framework.

Internal reporting. The Board of Managing Directors and the Head of Treasury are provided with information on the development of the market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system' on a daily basis. Furthermore, the Head of Treasury reports on the bank's short-term and longterm liquidity situation in the course of the weekly Board meetings.

On a monthly basis, the Board of Managing Directors receives a detailed report worked out by the Controlling Department, providing, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. In addition to this, the monthly report worked out by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account items. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 88.6% of the balance

sheet total, public-sector loans and loans to credit institutions governed by private law constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31st, 2001, the volume of this portfolio came to □ 61.5bn, including pro-rata interest of € 1.6bn.

The breakdown of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

The high quality of our public-sector cover assets, amounting to € 54.1bn as of December 31, 2001, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. Taking into account the BIS standards, 68.0% of these assets are classified at a risk weighting of 0%, 11.5% at 10% and 20.5% at 20%. An analysis of the loan portfolio based upon rating considerations reveals that 50.6% of the assets have been awarded a triple A, 30.9% a double A and 3.8% a single A. Those assets which were not rated by an external rating agency, i.e. 14.7% of the total loan volume, include loans to German public-sector bodies (52.9%) and public-sector banks (46.9%), whose excellent credit quality was confirmed by our internal credit quality analysis.

Ratings of our cover assets	as of Dec 31, 2001	
Standart & Poor`s / Mody`s / Fitch	in □ m	in %
AAA / Aaa / AAA	27,330	50.6
AA+ / Aa1 / AA+	7,573	14.0
AA / Aa2 / AA	6,074	11.2
AA- / Aa3 / AA-	3,068	5.7
A / A2 / A	1,035	1.9
A+ / A1 / A+	1,011	1.9
not rated	7,967	14.7
Total	**54,058**	**100.0**

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to credit institutions governed by private law, as well as to foreign public-sector bodies. Our non-cover transactions (excluding derivatives) with these counterparties amounted to € 5.1bn as of December 31, 2001. While 32.5% of these counterparties were rated double A, 50.0% were rated single A and 9.6% triple B. Loans totaling □ 0.4bn received an external rating below triple B or were not rated by an external rating agency. The breakdown of our non-cover assets under different criteria is published in detail on our website. These figures are updated periodically.

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling € 1.1bn in the form of securities that are listed on European stock markets to certain Central and Eastern European reform countries. These securities have an average maturity of seven and a maximum maturity of nine years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces the counterparty risk by applying bilateral outline agreements with netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be taken from the following table (cf. also p. 70 of the Notes on the Bank's Annual Accounts).

Counterparty ratings	in □ m/remaining time to maturity			
Rating	< 1 year	1-5 years	> 5 years	Total
Triple A	329	619	1,385	2,333
Double A	3,816	27,219	20,789	51,824

Single A	5,014	24,291	29,461	58,766
not rated	507	8,639	12,860	22,006
Total	**9,666**	**60,768**	**64,495**	**134,929**

To a certain extent, the portions of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have notionally attributed the ratings of these foreign credit institutions to the portions of the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings	in € m/remaining time to maturity			
Rating	< 1 year	1-5 years	> 5 years	Total
Double A	369	4,235	8,694	13,298
Single A	0	1,775	2,053	3,828
Total	**369**	**6,010**	**10,747**	**17,126**

No derivatives for a collateralization at market values. In the framework of the 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz) and the related amendments to the German Mortgage Bank Act (HBG), it is planned to permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the cover assets and the nominal value of the outstanding Pfandbriefe, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that a match between the market value of the cover assets and the market value of the Pfandbriefe outstanding is a prerequisite for issuing Pfandbriefe.

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, which is assisted by a special working group on risk management, and our subsidiary, the Essen Hyp Immobilien GmbH.

The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in an organizational manual, which is available to our staff in electronic form. As far as retail lending is concerned, the bank makes use of an appropriate customer and property scoring system, which is also applied when co-operating within the Group. With regard to loans that are not classified as retail loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned. Based upon this valuation, which is carried out by our own certified valuers, the lending value – and thus the amount of the loan – is determined. The sustainable income from a charged property must at all times exceed the interest and principal payments due to our bank. For the timely recognition of credit risks, we established an early warning system which enables us to plot recognizable and latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or an adverse market-induced impact on the quality of the property location. The Loans Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount prior to each of its periodical Committee meetings.

Provision for possible loan losses

Through the creation of individual and, in the case of latent credit risks, overall value adjustments, the recognizable risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector bodies or entities governed by public law. Based upon thorough analyses, the operational units continually make assessments of any necessary precautions in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of the money dealing unit within our Treasury Department. It is based upon the daily listing of all payment flows. In order to be in a position to evaluate the liquidity situation, it is important that the assets relating to public-sector loans are extremely liquid and can consequently be sold at short notice, if required, in order to generate liquidity. The bank calculates its liquidity risk by determining the ratio between the volume of mismatches taken from a capital outflow account and the existing short-term funding limits, plus liquidity reserves.

Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements relating to the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to this Grundsatz was 1.38 at the end of the year (required ratio: 1.0).

Operational risks

Apart from the 'classical' counterparty and market risks, operational risks are becoming ever more important in the banking business. This aspect is also stressed in the Consultation Paper adopted by the Basel Committee on Banking Supervision in January 2001 (Basel II), which stipulates that operational risks will have to be backed by equity capital in the future.

In 2001 we established the organizational framework for the management and controlling of operational risks, and have thus already anticipated the requirements expected to be laid down by Basel II. As a first step, the risks that are relevant to Essen Hyp were categorized according to their causes. At the same time, the tasks and responsibilities relating to the risk management process were laid down in an organizational manual that is available to all employees. In the third quarter of 2001 we then introduced, for the entire bank, a structured self assessment system in order to identify and assess operational risks. All departments and divisions were analyzed on the basis of this self assessment. This qualitative risk analysis not only aims at ensuring the early recognition of potential risks, but also at improving our procedural organization. In January 2002 we started to systematically record all operational risk losses within the framework of a Group project. This data will be analyzed and incorporated in a loss event database for the entire Group. We are convinced that Essen Hyp's system for the management and controlling of operational risks will, as far as we can see today, meet the requirements set out in the standardized approach under Basel II. Thanks to our internal records and the Group's loss event database, Essen Hyp will have comprehensive data on operational risks at its disposal by the time Basel II comes into effect.

However, even before the introduction of these self assessments, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to selected specific issues, we have sought external advice from consultants and other specialists. We have, for instance, tasked a consulting agency to analyze our EDP equipment and software, plus our structural and procedural organization, in order to gauge whether they meet future requirements. In this context it was necessary to anticipate internal and external requirements for the next five years. This analysis arrived at the conclusion that the bank's existing systems are future-orientated and targeted to coming requirements.

Our central computer systems and training schemes are two further examples to illustrate the preventive measures that have been taken in order to eliminate operational risks. To rule out emergency situations, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Thus a trouble-free 24-hour data flow is ensured. Moreover, we launched a qualification program for our employees in the operational units and in the back office in 2001 by organizing certified seminars on job-specific as well as general issues. This aims, as far as possible, to prevent errors in processing that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard

constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized, and, at the same time, we can equally make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments and the risks resulting from them.

Internal auditing

Internal auditing forms an important part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed time intervals. As far as specific risks and legal requirements (provisions relating to the German Money Laundering Act) are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-orientated inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department.

Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase. Consequently, issues relating to risk management will become more and more relevant for the bank's strategic considerations. In this context Essen Hyp will utilize considerable human and technological resources in order to refine its risk management instruments. The enhancement of our risk management system, to be implemented in the years to come, will mainly focus on assigning to the existing recognizable and potential risks an appropriate, e.g. comprehensible, capital allocation pursuant to the recommendations of the Basel Committee on Banking Supervision.

Value at risk

Date	Utilization in %	Annual average utilization in %
31/01/2000	51.8	73.0
29/02/2000	90.4	73.0
31/03/2000	77.4	73.0
28/04/2000	41.3	73.0
31/05/2000	75.9	73.0
30/06/2000	67.5	73.0
31/07/2000	72.9	73.0
31/08/2000	68.8	73.0
29/09/2000	78.5	73.0
31/10/2000	80.5	73.0
30/11/2000	73.5	73.0
31/12/2000	72.2	73.0
31/01/2001	74.5	79.1
28/02/2001	71.6	79.1
31/03/2001	80.3	79.1
30/04/2001	67.3	79.1
31/05/2001	77.6	79.1
30/06/2001	77.9	79.1
31/07/2001	77.7	79.1
31/08/2001	75.2	79.1
30/09/2001	81.1	79.1
31/10/2001	78.2	79.1
30/11/2001	88.9	79.1
31/12/2001	82.5	79.1
31/01/2002	74.1	70.5
28/02/2002	70.0	70.5
31/03/2002	72.4	70.5
30/04/2002	73.1	70.5
31/05/2002	70.6	70.5
30/06/2002	68.8	70.5
31/07/2002	63.6	70.5

Worst case scenario

Date	Utilization in %	Annual average utilization in %
31/01/2000	22.2	42.3
29/02/2000	36.3	42.3
31/03/2000	59.7	42.3
28/04/2000	20.8	42.3
31/05/2000	59.0	42.3
30/06/2000	58.8	42.3
31/07/2000	45.9	42.3
31/08/2000	36.2	42.3
29/09/2000	35.4	42.3
31/10/2000	36.5	42.3
30/11/2000	42.0	42.3
31/12/2000	42.3	42.3
31/01/2001	40.0	56.4
28/02/2001	38.2	56.4
31/03/2001	43.9	56.4
30/04/2001	56.6	56.4
31/05/2001	62.6	56.4
30/06/2001	52.7	56.4
31/07/2001	68.9	56.4
31/08/2001	62.9	56.4
30/09/2001	65.8	56.4
31/10/2001	63.5	56.4
30/11/2001	60.3	56.4
31/12/2001	46.6	56.4
31/01/2002	64.0	57.3
28/02/2002	58.3	57.3
31/03/2002	54.6	57.3
30/04/2002	67.3	57.3
31/05/2002	60.8	57.3
30/06/2002	55.4	57.3
31/07/2002	49.5	57.3

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Agency (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Agency (BAFin).

Date	Average utilization
28/02/2001	10.86%
31/03/2001	13.16%
30/04/2001	17.14%
31/05/2001	17.03%
30/06/2001	18.02%
31/07/2001	14.90%
31/08/2001	18.21%
30/09/2001	17.27%
31/10/2001	18.86%
30/11/2001	16.60%
31/12/2001	14.27%
31/01/2002	13.69%
28/02/2002	15.28%
31/03/2002	12.77%
30/04/2002	15.73%
31/05/2002	16.93%
30/06/2002	15.98%
31/07/2002	11.84%

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 13.5% (percentage required by law: 8%) and a core capital ratio of 6.8% (percentage required by law: 4%) as of July 31, 2002, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1200
1000
800
600
400
200
0
liable capital not tied up by risk assets
20% limit
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Jul 01 Aug 01 Sep 01 Oct 01 Nov 01 Dec 01 Jan 02 Feb 02 Mar 02 Apr 02 May 02 Jun 02 Jul 02

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
31/01/2000	4.0	11.5	8.0	23.8
28/02/2000	4.0	11.6	8.0	21.2
31/03/2000	4.0	10.7	8.0	19.7
30/04/2000	4.0	9.9	8.0	19.4
31/05/2000	4.0	9.7	8.0	19.1
30/06/2000	4.0	9.2	8.0	18.2
31/07/2000	4.0	9.5	8.0	18.8
31/08/2000	4.0	9.2	8.0	18.1
30/09/2000	4.0	9.5	8.0	18.8
31/10/2000	4.0	9.6	8.0	18.9
30/11/2000	4.0	9.2	8.0	18.2
31/12/2000	4.0	9.0	8.0	17.9
31/01/2001	4.0	8.2	8.0	16.1
28/02/2001	4.0	8.4	8.0	16.7
31/03/2001	4.0	9.4	8.0	18.5
30/04/2001	4.0	8.3	8.0	16.5
31/05/2001	4.0	8.5	8.0	17.1
29/06/2001	4.0	7.9	8.0	15.8
31/07/2001	4.0	7.8	8.0	15.6
31/08/2001	4.0	8.0	8.0	16.1
30/09/2001	4.0	8.1	8.0	16.2
31/10/2001	4.0	7.8	8.0	15.6
30/11/2001	4.0	8.0	8.0	15.9
31/12/2001	4.0	7.7	8.0	15.3
31/01/2002	4.0	7.6	8.0	15.2
28/02/2002	4.0	7.4	8.0	14.8
31/03/2002	4.0	7.2	8.0	14.5
30/04/2002	4.0	7.1	8.0	14.2
31/05/2002	4.0	7.0	8.0	14.1
30/06/2002	4.0	6.7	8.0	13.3
31/07/2002	4.0	6.8	8.0	13.5

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
31/12/2000	1.29	1.0
31/01/2001	1.52	1.0
28/02/2001	1.17	1.0
31/03/2001	1.08	1.0
30/04/2001	1.36	1.0
31/05/2001	1.75	1.0
29/06/2001	1.30	1.0
31/07/2001	1.32	1.0
31/08/2001	1.55	1.0
30/09/2001	1.79	1.0
31/10/2001	1.89	1.0
30/11/2001	1.38	1.0
31/12/2001	1.38	1.0
31/01/2002	1.96	1.0
28/02/2002	1.34	1.0
31/03/2002	1.55	1.0
30/04/2002	1.92	1.0
31/05/2002	1.40	1.0
30/06/2002	1.75	1.0
31/07/2002	1.46	1.0

Ratings

Overview

Ratings	S & P	Moody's	Fitch
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	A- (outlook negative)	A2 (outlook stable)	A (outlook stable)
Short-term counterparty rating	A-2	P-1	F1
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	A-	A2	not rated
- Subordinated Debt	BBB+	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

▷ Standard & Poor's — Recent rating analysis as of Feb 07, 2002 and ratings as of Dec 19, 2001, ratings confirmed as of May 08, 2002.

▷ Moody's — Rating analysis as of June 2002.

▷ Fitch — Extract; the complete report can be obtained from Fitch.

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Bonds & Notes

The German Pfandbrief



The German Pfandbrief represents Europe's largest fixed-income market with EUR 1.06 trillion outstanding. Pfandbriefe account for 38% of the German fixed-income market. To highlight its very high level of security: investors never failed to receive full payments for over 100 years. Pfandbriefe come as Non-Jumbos (lower liquidity, higher yield) as well as the popular Jumbos and Globals.

At year end over EUR 300 billion Jumbo Pfandbriefe have been raised through 278 outstanding issues. Essen Hyp alone has issued, in total, EUR 21.7 billion through Jumbos so far.

Jumbos must have a volume of at least EUR 500 million, a fixed rate tenor and the commitment of at least three market makers to quote continuously two-way prices for lots up to EUR 13 million to ensure liquidity.

▷ Our Treasury Department
▷ Basic principles of the German Mortgage Bank Act
▷ Jumbos / Globals
▷ Essen Hyp Debt Issuance Program
▷ Euro Commercial Paper Program
▷ Bloomberg and Reuters Company Information



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Our Treasury Department



Heads of Treasury Department

- **Günter Pless** Global Head of Capital Markets and Treasury
- **Hauke Finger** Deputy Head of Capital Markets and Treasury

Capital Markets

- Heinrich Strack
- Ansgar Wittenbrink
- Stefan Zander

Money Markets

- Heidi Riedel
- Michael Leineweber

Derivatives

- Ulrich Nowak
- Claudia Retz
- Stefan Zander

Research

- Dirk Clench

Trading Support

- Nico Ebert
- Petra Hoffmanns
- Peter Nowaczyk

Secretarial Support

- Elke Joachimiak
- Andrea Pehlke

State supervision of the German mortgage banks and the security of Pfandbriefe
Basic Principles of the German Mortgage Bank Act

The combination of banking methods to safeguard against general risks deriving from banking business has enabled the German mortgage banks to achieve a degree of security unequalled in any other way in the past 100 years. The Mortgage Bank Act, in conjunction with intensive State supervision, achieved this through the following:

- in general, by confining the field of permitted banking transactions to mortgage and communal credit;
- in individual cases, by only permitting loans to be granted if the security is offered in the form of charges of a quality regulated by law on real estate of stable value or in the form of claims guaranteed directly or indirectly by government authorities, and
- when an extensive match of maturities and interest rates in lending and deposit operations is ensured.

There are also high requirements on the quality of cover for Pfandbriefe. Thus the Mortgage Bank Act contains a number of regulations to safeguard the quality of the cover claims and the preference given to creditors in the event of bankruptcy. The overall range of regulations for the covering of Pfandbriefe includes:

- provisions governing the legal structuring of the cover claims, as well as
- requirements relating to the establishment of the lending value;
- the organization of the valuation;
- the composition and handling of the collateral pools.

Mortgage banks have to ensure that principal and interest claims of Mortgage and Public Pfandbriefe creditors are matched by principal and interest claims of at least the same amount in the relevant collateral pool. The banks are required to ensure that sufficient cover is available at all times.
This is supported by the institution of the Trustee who is appointed by the BAFin. Without the prior approval of the Trustee the bank is not allowed to dispose of the assets in the collateral pool.

Experience from the daily practice has shown that the provisions of the Mortgage Bank Act are an adequate basis for the supervision of the mortgage banks' activities.

Jumbos / Globals and their Increases
Amounts in EUR m Status: 10.07.2002

	Increases							Ratings
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/Moody's
257 420	300	07/99	1,323	3,500	05/11/02	27/10/98	1-4/6/8/15	AAA/Aa1
257 426	250	10/01	1,750	3,000	03/02/03	17/10/01	1-7/10/18/22	AAA/Aa1
257 378	233	08/01	1,000	4,500	02/05/03	17/07/97	1/2/4/5	AAA/Aa1
257 463			1,500	4,500	16/07/03	09/07/01	1-9/14/18	AAA/Aa1
257 347			511	5,750	02/10/03	25/09/96	2/4/5/8	AAA/Aa1
257 425			1,500	3,250	20/01/04	13/01/99	1-3/5/6-8/10/15/17/22	AAA/Aa1
257 326			1,023	5,750	06/02/04	31/01/96	1/2/4/5/8	AAA/Aa1
257 428			2,000	3,500	17/03/04	10/03/99	1-3/5/6/8-10/11/14	AAA/Aa1
257 422	500	11/01	1,267	3,750	17/11/04	10/11/98	3/5/6/10/12/15/22	AAA/Aa1
257 374	2.000	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1
257 427	500	11/01	1,500	3,500	17/02/06	11/02/99	3/5/6/10/12/14-16	AAA/Aa1
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1
257 359	2.250	03/00	3.017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1
257 487	1.000	04/02	1,000	3,250	28/01/05	04/12/01	1-3/5/6/11/18/19/25	AAA/Aa1
257 488	1.000	04/02	2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC CCF, 5=Dresdner Kleinwort Benson, 6=Deutsche Mor
Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldm
Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=Caisse des Dépôts et Consignations,
16=Bankgesellschaft Berlin, 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brother
22=Bayerische Landesbank, 23 =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

The EURO 10 billion DIP was signed on May 28, 1998, increased to EURO 15 billion in October 2001 and increased again to EURO 20 billion in July 2002, to facilitate Essen Hyp's funding in the international capital markets.

It is anticipated by Essen Hyp that mainly structured funding will materialise under the Program. However any underlying risk exposure in a structured deal must be hedged out. Normally the swap will be done with the dealer offering the transaction. Minimum rating for the swap counterparty is AA- (S&P).

Consequently EUR Jumbo Pfandbriefe, Global Public Sector Pfandbriefe and similar benchmarks will be launched outside the DIP.

The Program allows international fund raising in almost any currency through a public or private placement either on a syndicated or a non-syndicated basis. All funding proceeds will be swapped back into EURIBOR. The German mortgage law prohibits any exposure to currency risks.

Maturities range from 2 - 30 years, as the case may be. There is no specific maturity target.

Notes may be issued in bearer or registered form (including Public Sector Pfandbriefe). Depending on the agreement between the issuer and the relevant dealer Notes may be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes unless otherwise agreed. The minimum size of a draw down will be EUR 5 million.

The Program has been listed on the Luxembourg Stock Exchange. The terms provide for a listing of the Notes (including Public Sector Pfandbriefe) in bearer form on the Duesseldorf Stock Exchange or another stock exchange, as the case may be. Notes (including Public Sector Pfandbriefe) in registered form will not be listed on any stock exchange.

The following ratings have been assigned to Notes issued under the Program:

	Standard & Poor's	Moody's
Senior Unsecured Debt	A-	A2
Subordinated Debt	BBB+	A3
Public Sector Pfandbriefe	AAA	Aa1

The Program is governed by German Law.

Arrangers of the Program have been Commerzbank and Merrill Lynch International. Dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais, SG Investment Banking. The DIP is open to reverse inquiry and bids are welcome.

Please feel free to contact, at Essen Hyp, (Fax: + 49-201-8135-399):

Günter Pless

Head of Treasury
Contact
Tel.: +49 2 01 81 35-3 65

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the signing of its EUR 5,000,000,000 Euro Commercial Paper Program in December 1998 Essen Hyp is in a position to issue short-term Notes from the very beginning of 1999.

Essen Hyp will use the Euro CP Program very actively to meet its refinancing requirements on a highly flexible and cost-saving basis.

The Program allows draw downs in EUR or other internationally recognised currencies on which Essen Hyp and the Dealer(s) agree. The Notes shall have a term to maturity of not less than two days where Notes are cleared through Euroclear and/or Cedel and of not less than seven days where clearing is through Clearing AG and, in both cases, of not more than two years minus one day subject to legal or regulatory requirements. The minimum amount of the Notes shall be EUR 2,500,000. Definitive Notes will not be issued.

Furthermore, the Program has some outstanding features as Notes might be issued as:

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which might be listed on a German stock exchange. The Notes maY Be deposited with the European Central Bank as Tier I securities.

Floating Rate Notes shall have a life of at least six months and a minimum period between successive interest payment dates of three months, unless otherwise agreed. The reference rate shall be EURIBOR, unless otherwise agreed.

The Program itself will be listed in the official market on the Duesseldorf Stock Exchange. Individual Notes may be listed either on the Duesseldorf Stock Exchange with official quotation or another stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's: A-2 ; Moody's: P-1

Commerzbank has been the Program arranger. Regular dealers are Bayerische Hypo- und Vereinsbank AG, Commerzbank AG, Deutsche Bank AG and Société Générale. Day-to-day dealer: Goldman Sachs, London.

The Program supplements the Essen Hyp EUR 10 billion Debt Issuance Program signed in May 1998 and increased to EUR 15 billion in October 2001.

Please feel free to contact:
Essen Hyp, Money Market desk (Fax: + 49-201-8135-399):

Heidi Riedel
Head of Money Market
Contact
Tel.: +49 2 01 81 35-3 71

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.

Announcement:
Date of publication Interim Reports
as of June 30th, 2002 - Aug 12th, 2002
as of Sep 30th, 2002 - Nov 12th, 2002

- Annual Report 2001 (English version) html
- Annual Report 2001 (English version) pdf
- Press Release Annual Report (English version) pdf
- Press Release Annual Report (German version) pdf

- Interim Report as of June 30, 2002 (pdf)
- Press Release Interim Report (English version) pdf
- Press Release Interim Report (German version) pdf

- Annual Report 2000
- Annual Report 1999
- Annual Report 1998

Order Service

These items are available:

- ☐ Interim Report Sep 30,2001 English
- ☐ Interim Report Sep 30,2001 German
- ☐ Annual Report 2000 English
- ☐ Annual Report 2000 German
- ☐ Annual Report 1999 English
- ☐ Annual Report 1999 German
- ☐ Annual Report 1998 English
- ☐ Annual Report 1998 German

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Interview with Marita Kraft, Vice President and Head of the Personnel Department, on the bank's comprehensive training program

What are the particular characteristics of the training program that Hypothekenbank in Essen AG offers to its employees?

In the past we made frequent use of external training programs and seminars in order to improve the qualification of our employees. However, we realized that, in many cases, only a small portion of the huge amount of information provided in the framework of these programs is actually relevant to our bank's business activities. This is why we have decided to focus on in-house seminars that are either tailored to a homogenous group of employees and their specific job requirements or address our executive staff in general and cover multidisciplinary issues. These seminars are held by experts from international training academies, from university or from within our own institution. The quality of our training program will be certified by means of an internationally acknowledged certificate.

Could you please give an example?

The series of lectures within our 'Essen Hyp University' program deals with issues that are particularly important for our bank, such as risk controlling, corporate management, property financing or international accounting. There will be a total of 24 lectures, held every two weeks. These lectures are designed for and attended by our executive staff, junior executives and skilled employees, i.e. 50% of our total number of staff. A characteristic of this training program is that the Ruhr Graduate School, an academy for further education within the University of Essen, analyzes and certifies the academic relevance of each lecture. At the same time, this academy provides us with university lecturers. The employees who attend these lectures will be awarded a certificate issued by the University of Essen.

Why does Essen Hyp make such efforts to promote the further training of its employees?

Our comprehensive offer basically has three objectives: the transfer of knowledge, multidisciplinary thinking and action and the development of personal skills. By organizing this training program, we wish to promote corporate thinking, expertise that goes beyond one particular workplace, and the personal skills of our employees. The key question with regard to a certain task will no longer be: "Who is responsible for this?" but rather: "Who can do it in the best, quickest and most efficient way?"

Does this also include language training?

Yes, definitely. For an internationally operating bank, it is essential that an employee answering the phone is able to 'do his job' in English. This is why more than 90 of our employees, i.e. nearly 70% of our total number of staff, have been attending on-the-job conversation courses for years. We have recruited a native speaker of English who basically 'visits' his customers, i.e. our employees, at their workplaces and trains their language skills by dealing with job-related issues and questions. Since August 2001 we have also been offering French classes, albeit to a much more limited number of staff.

Can you say something about the acceptance of these measures by your employees?

I can only look at this question by pointing to the 'half life period' of our knowledge. Of

course, all these training measures are optional offers to our employees, which they can accept or refuse. However, the great willingness to accept these offers – the high number of participants is a clear sign of this – and the predominantly very good final results show that our employees agree with the aim of these measures, i.e. to ensure their own – and therefore our bank's – future competitiveness. The employees' investment in this respect is their spare time, as the majority of these training measures take place after regular working hours or during the week-ends, without any compensation through time off.

Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

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Departments/Activities

- ☐ Treasury
- ☐ Property Financing
- ☐ Property Management
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- ☐ Settlements
- ☐ Accounting and Taxes
- ☐ Controlling
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- ☐ Personnel Department
- ☐ Legal Department
- ☐ Support Office of the Board of Managing Directors
- ☐ Secretariat of the Board of Managing Directors

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Success needs far-sightedness



Success needs far-sightedness - thanks to this knowledge the Hypothekenbank in Essen AG, a new bank, has become one of the leading mortgage banks in Germany in only one decade. Founded in 1987, its business rests, in particular, on two pillars: public-sector lending and mortgage lending. In this latter area we commit ourselves to large investments in the same manner as to the realization of private real estate dreams. And based on our experience in these areas we are also active in the international financial centers for our business partners. One example of this is our endeavors to establish the Pfandbrief as an investment for the future within the euro area. That we have shown far-sightedness in doing this was confirmed several times by well-known rating agencies. The major shareholder of the Hypothekenbank in Essen AG is the Commerzbank AG. You will find further details concerning our business areas, together with offers, on the following pages. Should you still have any questions, we will reply to your request both quickly and individually.

▷ 10 successful years in retrospect
▷ Board of Managing Directors
▷ Executive Vice Presidents
▷ Trustees
▷ Supervisory Board
▷ Advisory Council
▷ Our Branches and Offices
▷ Imprint

▷ Commerzbank - Our Major Shareholder (external Link)
▷ Verband deutscher Hypothekenbanken (external Link)
(Association of German Mortgage Banks)

Business progress of Hypothekenbank in Essen AG

10 successful years in retrospect

Figures in Euro m, year-end balance *)	1987	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Claims outstanding:											
Mortgage loans	108	1,363	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003
Public-sector loans	603	6,607	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841
Bonds and notes **)	31	461	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349
Other claims	0	377	460	491	174	461	672	888	1,591	2,415	2,703
Bonds and notes issued:											
Mortgage Pfandbriefe	39	867	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305
Public-sector Pfandbriefe	819	6,436	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519
Other bonds and notes / other liabilities	0	1,136	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182
New lending commitments:											
Mortgage loans	135	548	289	166	329	427	266	415	574	1,216	1,366
Public-sector loans	875	2,243	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297
Bonds and notes**)	31	161	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632
Capital and reserves:											
Subscribed capital and reserves***)	41	126	141	157	260	265	311	377	454	426	554
Profit-sharing capital	0	15	31	36	54	54	129	187	243	255	279
Subordinated liabilities	0	0	33	33	130	130	155	189	244	244	298
Balance-sheet total:	1,103	8,670	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553
Net interest and commission income:	5.0	27.6	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9
General operating expenses:											
Personnel expenses	0.8	4.9	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6
Other administrative expenses	0.7	2.6	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.2	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4
Operating result:	5.1	18.7	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1
Net income for the year:	3.1	10.9	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3
Allocation to revenue reserves:	3.1	3.6	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0
Total distribution:	0.0	7.4	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3

Notes:*) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Harald Pohl, Oberhausen

Executive Vice President

Executive Vice President

Hans-Jürgen Kröncke, Haltern

About us

Trustees

Trustees

Supervisory Board

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Chairman; Member of the Board of Managing
Directors, Commerzbank AG, Frankfurt/Main

Dr. Wolfgang Schuppli
Deputy Chairman;
Lawyer, Wiesbaden

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Andreas de Maizière
Member of the Board of Managing
Directors, Commerzbank AG,
Frankfurt/Main

Dr. Eric Strutz
Executive Vice President,
Commerzbank AG, Frankfurt/Main

Advisory Council

Advisory Council

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. Dr. Paul Klemmer
President of the Rhine-Westphalia Institute for Economic Research, Essen

Uwe Kruschinski
Member of the Board of Managing Directors, Hamburgische Landesbank-Girozentrale, Hamburg

Dr. Klaus Marquardt,
Bochum

Hermann Marth
Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Berta Schuppli
Graduate Economist, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Our Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Bundesallee 28
D-10717 Berlin
Tel.: +49 30 86 21-3 95

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65

Hamburg
Fleethof- Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49(0)40 3 76 44 750
Fax: +49(0)40 3 76 44 627

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96

Leipzig
Georgiring 1-3
D-04103 Leipzig
Tel.: +49 3 41 96 17 36-1 -3
Fax: +49 3 41 9 60 61 40

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53

Liaison Offices

New York
1251 Avenue of the Americas
New York, NY 10020-1104
Tel.: +1 212 703-41 10
Fax: +1 212 703-41 01

Tokyo
Tokyo Marine Bldg.
Shinkan, 1-2-1, Marunouchi,
Chiyoda-Ku,
Tokyo 100-0005
Tel.: +81 3 52 93-93 35
Fax: +81 3 52 93-90 29

Imprint

Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Agency (BAFin).



Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Harald Pohl

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the

issuing of declarations in conjunction with our claims, legal charges and other securities.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: info@ve-k.de

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